UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Final Results announcement released 19 February 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 19, 2008                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 19, 2008                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                              Results Announcement

                                  BARCLAYS PLC

                          RESULTS ANNOUNCEMENT FOR 2007

                                TABLE OF CONTENTS

                                                                 PAGE
Performance highlights                                              2
Summary of key information                                          3
Financial highlights                                                4
Group Chief Executive's Review                                      5
Group Finance Director's Review                                     8
Consolidated income statement                                      11
Consolidated balance sheet                                         12
Results by business                                                14
Notes to the accounts                                              41
Consolidated statement of recognised income and expense            82
Summary consolidated cash flow statement                           83
Performance management                                             84
Additional information                                             92
Appendix 1- Absa Group Limited results                             98
Appendix 2- Profit before business disposals                      100
Index                                                             102




   BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM.
               TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

                                  BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 18th February 2008, does not comprise statutory accounts for the years ended 31st December 2007 or 31st December 2006, within the meaning of
Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2007, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2006 have been delivered to the Registrar of Companies and the Group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under
Section 237(2) or (3) of the Act. The 2007 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

Forward-looking statements

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim',
'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Absa Definitions

'Absa Group Limited' refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

'Absa' refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

'International Retail and Commercial Banking-Absa' is the portion of Absa's results that is reported by Barclays within the International Retail and Commercial Banking business.

'Absa Capital' is the portion of Absa's results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

'Income' refers to total income net of insurance claims, unless otherwise specified.

Profit before business disposals' represents profit before tax and disposal of subsidiaries, associates and joint ventures. Details of the impact on each business and the Group can be found in Appendix 2 on page 100.

'Cost:income ratio' is defined as operating expenses compared to total income net of insurance claims.

'Cost:net income' ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

'Compensation:net income ratio' is defined as staff compensation based costs compared to total income net of insurance claims less impairment charges.

'Return on average economic capital' is defined as attributable profit compared to average economic capital.

'Average net income generated per member of staff' is defined as total operating income compared to the average of staff numbers for the reporting period.

'Risk Tendency' is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

'Economic profit' is defined as profit after tax and minority interests less capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

'Daily Value at Risk (DVaR)' is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.


                             PERFORMANCE HIGHLIGHTS

- Resilient performance for the year with results in line with Q3 trading update

- Group profit before tax GBP7.1bn, demonstrating the benefits of increasing business diversification

- Group profit before business disposals 3% ahead of prior year

        - Barclays Capital profit ahead of record 2006 performance, including GBP1.6bn of net losses from credit market turbulence

        - Barclays Global Investors and Barclays Wealth both benefiting from significant asset inflows

        - Improved profit and productivity in UK Banking

        - Strong profit growth at Barclaycard driven by returns on international investments and improved UK impairment

        - Very strong income growth in International Retail and Commercial Banking and significant investment for future growth

- Tier 1 capital ratio well ahead of target at 7.8%

- Final dividend increased 10% to 22.5p, making 34.0p for the full year (2006: 31.0p)

John Varley, Group Chief Executive commented:

"Barclays delivered a resilient performance in 2007, with profits broadly in line with the record prior year results. Investment Banking and Investment Management performed well in the tough market conditions of 2007. Global Retail and Commercial Banking is showing good momentum in the UK, in Western Europe and especially in Emerging Markets. The strength of our diversified businesses gives us confidence for the period ahead."



                           SUMMARY OF KEY INFORMATION

Group Results
                                             2007        2006   % Change
                                             GBPm        GBPm

Total income net of insurance claims       23,000      21,595          7

Impairment charges and other credit
provisions                                 (2,795)     (2,154)        30

Operating expenses                        (13,199)    (12,674)         4

Profit before tax                           7,076       7,136         (1)

Profit before business disposals            7,048       6,813          3

Profit attributable to minority
interests                                     678         624          9

Profit attributable to equity holders of
the parent                                  4,417       4,571         (3)

Economic profit                             2,290       2,704        (15)

                                                p           p

Earnings per share                           68.9        71.9         (4)
Diluted earnings per share                   66.7        69.8         (4)
Dividend per share                           34.0        31.0         10

                                                %           %

Tier 1 Capital ratio(1)                       7.8         7.7

Return on average shareholders' equity       20.3        24.7


Profit before tax by business(2)             GBPm        GBPm   % Change
UK Banking                                  2,653       2,546          4
                                          --------    --------
UK Retail Banking                           1,282       1,181          9
Barclays Commercial Bank                    1,371       1,365          0
                                          --------    --------
Barclaycard                                   540         458         18
International Retail and Commercial
Banking                                       935       1,216        (23)
Barclays Capital                            2,335       2,216          5
Barclays Global Investors                     734         714          3
Barclays Wealth                               307         245         25


(1)      Tier 1 Capital ratio is calculated under Basel I FSA requirements.

(2)      Summary excludes Head office functions and other operations.


                              FINANCIAL HIGHLIGHTS


                                                       2007      2006
RESULTS                                                GBPm      GBPm

Net interest income                                   9,610     9,143
Net fee and commission income                         7,708     7,177
Principal transactions                                4,975     4,576
Net premiums from insurance contracts                 1,011     1,060
Other income                                            188       214
                                                   --------- ---------
Total income                                         23,492    22,170
Net claims and benefits incurred under insurance
contracts                                              (492)     (575)
                                                   --------- ---------
Total income net of insurance claims                 23,000    21,595
Impairment charges and other credit provisions       (2,795)   (2,154)
                                                   --------- ---------
Net income                                           20,205    19,441
Operating expenses                                  (13,199)  (12,674)
Share of post-tax results of associates and joint
ventures                                                 42        46
Profit on disposal of subsidiaries, associates
and joint ventures                                       28       323
                                                   --------- ---------
Profit before tax                                     7,076     7,136
                                                   --------- ---------
Profit attributable to equity holders of the
parent                                                4,417     4,571
Economic profit                                       2,290     2,704

PER ORDINARY SHARE                                        p         p
Earnings                                               68.9      71.9
Diluted earnings                                       66.7      69.8
Dividend                                               34.0      31.0
Net asset value                                         353       303

PERFORMANCE RATIOS                                        %         %
Return on average shareholders' equity                 20.3      24.7
Cost:income ratio                                        57        59
Cost:net income ratio                                    65        65

                                                       2007      2006
BALANCE SHEET                                          GBPm      GBPm
Shareholders' equity excluding minority interests    23,291    19,799
Minority interests                                    9,185     7,591
                                                   --------- ---------
Total shareholders' equity                           32,476    27,390
Subordinated liabilities                             18,150    13,786
                                                   --------- ---------
Total capital resources                              50,626    41,176
                                                   --------- ---------
Total assets                                      1,227,361   996,787
Risk weighted assets                                353,476   297,833

CAPITAL RATIOS(1)                                         %         %
Tier 1 ratio                                            7.8       7.7
Risk asset ratio                                       12.1      11.7


(1)    Capital ratios are calculated under Basel I FSA requirements.

                         GROUP CHIEF EXECUTIVE'S REVIEW

Barclays delivered a resilient financial performance in 2007 in a year of contrasting market conditions. The excellent results of the first half were achieved in a relatively benign environment; in the second half we were not immune from the impact of the credit market turbulence, but profit before business disposals for the year still increased 3 per cent. I am pleased to report profits again above GBP7bn, which is well ahead of the average level of the previous three years.

At a time of significant market turbulence, it is important to be clear and confident about strategy. The strategy of Barclays is to achieve superior growth through time by diversifying our profit base. The precondition of successful growth is relevance to customers. We seek to maximise the alignment between the sources of growth in the financial services industry (in particular anticipating what customers want and need) with what we have in Barclays (in terms of brand, capability and physical footprint). We recommit to our strategy following our bid for ABN AMRO, and in the light of the market volatility and because of our confidence that our strategy offers the best route to strong growth in the years ahead.

The structure of the Group, which comprises two business groupings, Global Retail and Commercial Banking ("GRCB") and Investment Banking and Investment Management ("IBIM"), is designed both to enable us to be well positioned for the significant growth which we anticipate in the global financial services industry and to help us serve customers and clients well. We continued to invest heavily across the Group in 2007, increasing the number of employees who serve customers and clients and developing our distribution networks.

In IBIM I believe that we handled well the stress test of market turbulence in the second half of 2007. Both Barclays Capital and Barclays Global Investors ended 2007 with profits ahead of 2006, which was a year of rapid growth and record profitability for both. We have benefited significantly from the business diversification that we have pursued in recent years: the development of capabilities by Barclays Capital in commodities, foreign exchange and equity products enabled us to deliver excellent income growth in those areas. The cost flexibility that we have built into the business model here has also served shareholders well, enabling us to reduce expenses year on year, and improve the cost:net income and compensation ratios. In Barclays Global Investors, iShares' assets under management grew over $100bn to $408bn, and this growth illustrates the significant diversification of Barclays Global Investors earnings base that we have engineered in recent years. Meanwhile Barclays Wealth is making good progress towards the achievement of its profit goal of GBP500m in the medium term, benefiting as it is from proximity to the structuring and manufacturing capabilities of Barclays Capital and Barclays Global Investors.

We are building significant momentum in GRCB. In particular, we have been growing distribution to create a much broader business base for the years ahead. During 2007, we opened over 600 new branches and sales centres outside the United Kingdom, increasing by over one third the number of distribution points across these parts of our GRCB business. This growth is feeding through powerfully into activity levels. Income increased 28% in International Retail and Commercial Banking - excluding Absa in 2007. Absa performed well, including delivering on its synergy target 18 months ahead of schedule.

In UK Banking, we delivered a further two percentage points improvement in our cost:income ratio, excluding the impact of the settlement on overdraft fees, bringing the total to eight percentage points improvement over three years compared with our target of six percentage points. The turnaround of UK Retail Banking continued during 2007, with strong income growth in core product areas, including mortgages. We have announced today our intention to reduce UK Retail Banking's cost:income ratio by a further three percentage points over the next three years. In Barclaycard, we have made excellent progress towards our goal of re-establishing a leadership position in the United Kingdom and in the aggressive expansion of our International Cards business. Profits in Barclaycard grew strongly in 2007 as we reduced the impairment charge in the UK, and moved Barclaycard International, including Barclaycard US, into profit.

In reviewing our use of capital and assets, our principal focus has been on the risk weighted balance sheet rather than the nominal balance sheet. Whilst we monitor internally a range of different ratios, our publicly expressed target has been to maintain a ratio of tier 1 capital to risk weighted assets of 7.25%. At the end of 2007 we were comfortably ahead of that target under both Basel I and Basel II measurement bases. Risk weighted asset growth in 2007 was 19%, a brisker rate than in recent years reflecting in part the syndication constraints of the second half of the year. We expect the rate of growth in risk weighted assets in 2008 to be slower than that of 2007.

We have increased the dividend by 10 per cent to 34p (2006: 31p), which includes a final dividend of 22.5p (2006: 20.5p). The maintenance of our policy of growing dividends broadly in line with the rate of underlying earnings over time reflects the Board's confidence in the future. Our dividend remains more than twice covered by earnings, which we believe is consistent with the funding requirements of our organic growth plans.

We have today announced new multi-year performance goals. These are designed to stretch us, and we see them as reflective of the potential that exists within our businesses and our people. As in 2003, when we last set new goals, we aim to achieve significant growth in economic profit over the next four years and thereby to deliver top quartile Total Shareholder Return (TSR) relative to our competitor peer group.

Over the last four years Barclays achieved a cumulative total of GBP8.3bn of economic profit, against a target range of GBP6.5bn to GBP7.0bn. Despite exceeding our economic profit goal by some way, we ranked in the third quartile of our peer group in terms of TSR which was a disappointing outcome.

Our new goal is to generate a cumulative total of between GBP9.3bn and GBP10.6bn of economic profit between 2008 and 2011. This represents an annual growth rate in economic profit of 5 to10 per cent. We estimate that if we achieve the upper end of the range, we will also achieve our goal of top quartile TSR relative to our peer group.

I am pleased to report that our strategic collaboration with China Development Bank is off to a good start. This is an important part of our long term plans to develop a more significant presence in emerging markets, particularly Asia where group profits more than doubled in 2007, and I look forward to reporting to shareholders on the growing returns that we will generate from this relationship in the coming years.

This has been a challenging year for our staff, and we have them to thank for delivering the results we have achieved despite multiple distractions in difficult market circumstances. I am proud of their commitment to putting our customers first and I am confident that we enter our new goal period with a team as good as any in the banking industry.

What is the outlook for 2008? We see another year in which global economic growth will be 4%, or something close to that. The emerging economies account for about a third of global GDP, but they account for two thirds of global GDP growth and they continue to perform strongly. However, in many economies of the developed world, there will be a slow-down, and in particular we expect economic growth in the UK and the US to be below the trend of recent years. In an environment such as this we will have to be disciplined in our risk management and rigorous in our approach to lending. But our experience of 2007 gives us confidence, and we enter 2008 with a strong capital base, a consistent strategic direction, a well diversified set of businesses and significant opportunities for growth in the medium term.

John Varley
Group Chief Executive


                         GROUP FINANCE DIRECTOR'S REVIEW

Group Performance

Barclays financial performance in 2007 demonstrated the benefits of the successful execution of our strategic priorities in recent years. We delivered profit before tax of GBP7,076m, broadly in line with the record results of 2006 and up 3% excluding gains from business disposals. Earnings per share were 68.9p and we increased the full year dividend payout to 34p, a rise of 10%.

Income grew 7% to GBP23,000m, well ahead of expense growth. Growth was well spread by business, with strong contributions from International Retail and Commercial Banking, Barclays Global Investors and Barclays Wealth. Net income, after impairment charges, grew 4% and included net losses of GBP1,635m relating to credit market turbulence, net of GBP658m of gains arising from the fair valuation of notes issued by Barclays Capital and settlements on overdraft fees in relation to prior years of GBP116m in UK Retail Banking.

Impairment charges and other credit provisions rose 30% to GBP2,795m. Impairment charges relating to US sub-prime mortgages and other credit market exposures were GBP782m. Excluding these sub-prime related charges, impairment charges improved 7% to GBP2,013m. In UK Retail Banking and Barclaycard, impairment charges improved significantly, as a consequence of reductions in flows into delinquency and arrears balances in UK cards and unsecured loans. UK mortgage impairment charges remained negligible, with low levels of defaults, and the wholesale and corporate sector remained stable. The significant increase in impairment charges in International Retail and Commercial Banking was driven by very strong book growth.

Operating expenses increased 4% to GBP13,199m. We invested in growing the branch network and distribution channels in International Retail and Commercial Banking and in infrastructure development in Barclays Global Investors. Costs were lower in UK Banking and broadly flat in Barclays Capital. Gains from property disposals were GBP267m (2006: GBP432m). The Group cost:income ratio improved two percentage points to 57%.

Business Performance - Global Retail and Commercial Banking

In UK Banking we improved the cost:income ratio a further two percentage points to 48%, excluding settlements on overdraft fees in relation to prior years. On this basis we have delivered a cumulative eight percentage point improvement in the past three years, well ahead of our target of six percentage points.

UK Retail Banking profit before tax grew 9% to GBP1,282m. Income grew 2% excluding settlements on overdraft fees in relation to prior years, reflecting a very strong performance in Personal Customer Retail Savings and good performances in Current Accounts, Local Business and Home Finance, partially offset by lower income from loan protection insurance. Enhancements in product offering and continued improvements in processing capacity enabled a strong performance in mortgage origination, with a share of net new lending of 8%. Operating expenses were well controlled and improved 3%. Impairment charges improved 12% reflecting lower charges in unsecured consumer lending and Local Business. This was driven by improvements in the collection process which led to reduced flows into delinquency, lower levels of arrears and stable charge-offs. Mortgage impairment charges remained negligible.

Barclays Commercial Bank delivered profit before tax of GBP1,371m. Profit before business disposals improved 5%. Income improved 7% driven by very strong growth in fees and commissions and steady growth in net interest income. Non-interest income increased to 32% of total income reflecting continuing focus on cross sales and efficient balance sheet utilisation. Operating expenses rose 6%, reflecting increased investment in product development and support, sales force capability and operational efficiency. Impairment charges increased GBP38m as a result of asset growth and higher charges in Larger Business.

Barclaycard profit before tax increased to GBP540m, 18% ahead of the prior year. Steady income relative to 2006 reflected strong growth in Barclaycard International offset by a reduction in UK card extended credit balances as we re-positioned the UK business and reduced lower credit quality exposures including the sale of the Monument card portfolio. As a result, impairment charges improved 21%, reflecting more selective customer recruitment, client management and improved collections. Operating expenses increased 12%, driven by continued investment in Barclaycard International and the non-recurrence of a property gain included in the 2006 results. Barclaycard US continued to make good progress, and for the first time made a profit for the year.

International Retail and Commercial Banking profits declined 23% to GBP935m. Results in 2006 included a GBP247m profit on disposals and GBP41m post tax profit share from FirstCaribbean International Bank. 2007 results reflected a 12% decline in the average value of the Rand.

International Retail and Commercial Banking - excluding Absa delivered a profit before tax of GBP246m. Income rose 28% as we significantly increased the pace of organic growth across the business, with especially strong growth in Emerging Markets and Spain. Operating expenses grew 32% as we expanded the distribution footprint, opening 324 new branches and 157 new sales centres and also invested in rolling out a common technology platform and processes across the business. Impairment increased to GBP79m including very strong balance sheet growth and lower releases.

International Retail and Commercial Banking - Absa Sterling profit fell GBP9m to GBP689m after absorbing the 12% decline in the average value of the Rand. Absa Group Limited profit before tax grew 23% in Rand terms, reflecting very strong growth in retail banking, corporate banking and Absa Capital (reported in Barclays Capital). Retail loans and advances grew 22% and retail deposits grew 20%. We delivered synergies of R1,428m, achieving our synergy target 18 months ahead of schedule.

Business Performance - Investment Banking and Investment Management

Barclays Capital improved on the record performance of 2006 delivering a 5% increase in profit before tax to GBP2,335m. Net income was ahead of last year, reflecting very strong performances in most asset classes including interest rates, currencies, equity products and commodities. Results also included net losses arising from credit market turbulence of GBP1,635m net of gains from the fair valuation of issued notes of GBP658m. All geographies outside the US enjoyed significant growth in income and profits. Strong cost control led to operating expenses declining slightly year on year. The cost:net income ratio improved by 1% to 63%.

Barclays Global Investors (BGI) profit before tax increased 3% to GBP734m. Income grew 16%, driven by very strong growth in management fees and in securities lending revenues. Profit and income growth were both affected by the 8% depreciation in the average value of the US Dollar. BGI costs increased 25% as we continued to build our infrastructure across multiple products and platforms to support future growth. The cost:income ratio rose to 62%. Assets under management grew US$265bn to US$2.1 trillion, including net new assets of US$86bn.

Barclays Wealth profit before tax rose 25% to GBP307m. Income growth of 11% was driven by increased client funds and greater transaction volumes. Costs were well controlled as business volumes rose and the cost:income ratio improved three percentage points to 76%. We continued to invest in client facing staff and infrastructure. Redress costs declined. Total client assets increased 14% to GBP133bn.

Head Office Functions and Other Operations

Head Office functions and other operations loss before tax increased 65% to GBP428m reflecting higher inter-segment adjustments and lower gains from hedging activities.

Capital Management

At 31st December 2007, our Basel I Tier 1 Capital ratio was 7.8% (2006: 7.7%). We started managing capital ratios under Basel II from 1st January 2008. Our Basel II Tier 1 Capital ratio was 7.6%. Our Equity Tier 1 ratio was 5.0% under Basel I (2006: 5.3%) and 5.1% under Basel II.

We have increased the proposed dividend payable to shareholders in respect of 2007 by 10%. We maintain our progressive approach to dividends, expecting dividend growth broadly to match earnings growth over time.

Chris Lucas
Group Finance Director


                          CONSOLIDATED INCOME STATEMENT


                                                  2007       2006
                                                  GBPm       GBPm
                                              ---------  ---------
Interest income                                 25,308     21,805
Interest expense                               (15,698)   (12,662)
                                              ---------  ---------
Net interest income                              9,610      9,143
                                              ---------  ---------
Fee and commission income                        8,678      8,005
Fee and commission expense                        (970)      (828)
                                              ---------  ---------
Net fee and commission income                    7,708      7,177
                                              ---------  ---------
Net trading income                               3,759      3,614
Net investment income                            1,216        962
                                              ---------  ---------
Principal transactions                           4,975      4,576
Net premiums from insurance contracts            1,011      1,060
Other income                                       188        214
                                              ---------  ---------
Total income                                    23,492     22,170
Net claims and benefits incurred under
insurance contracts                               (492)      (575)
                                              ---------  ---------
Total income net of insurance claims            23,000     21,595
Impairment charges and other credit
provisions                                      (2,795)    (2,154)
                                              ---------  ---------
Net income                                      20,205     19,441
                                              ---------  ---------
Operating expenses excluding amortisation of
intangible assets                              (13,013)   (12,538)
Amortisation of intangible assets                 (186)      (136)
                                              ---------  ---------
Operating expenses                             (13,199)   (12,674)
Share of post-tax results of associates and
joint ventures                                      42         46
Profit on disposal of subsidiaries,
associates and joint ventures                       28        323
                                              ---------  ---------
Profit before tax                                7,076      7,136
Tax                                             (1,981)    (1,941)
                                              ---------  ---------
Profit after tax                                 5,095      5,195
                                              ---------  ---------

Profit attributable to minority interests          678        624
Profit attributable to equity holders of the
parent                                           4,417      4,571
                                              ---------  ---------
                                                 5,095      5,195
                                              ---------  ---------
                                                     p          p
Basic earnings per ordinary share                 68.9       71.9
Diluted earnings per ordinary share               66.7       69.8

Dividends per ordinary share:
Interim dividend                                  11.5       10.5
Final dividend proposed                           22.5       20.5
                                              ---------  ---------
Total dividend                                    34.0       31.0
                                              ---------  ---------
                                                  GBPm       GBPm
Interim dividend paid                              768        666
Final dividend proposed                          1,485      1,307
                                              ---------  ---------
Total dividend                                   2,253      1,973
                                              ---------  ---------


                           CONSOLIDATED BALANCE SHEET


                                                  2007       2006
                                                  GBPm       GBPm
Assets
Cash and balances at central banks               5,801      7,345
Items in the course of collection from other
banks                                            1,836      2,408
Trading portfolio assets                       193,691    177,867
Financial assets designated at fair value:
held on own account                             56,629     31,799
held in respect of linked liabilities to
customers under investment contracts            90,851     82,798
Derivative financial instruments               248,088    138,353
Loans and advances to banks                     40,120     30,926
Loans and advances to customers                345,398    282,300
Available for sale financial investments        43,072     51,703
Reverse repurchase agreements and cash
collateral on securities borrowed              183,075    174,090
Other assets                                     5,150      5,850
Current tax assets                                 518        557
Investments in associates and joint ventures       377        228
Goodwill                                         7,014      6,092
Intangible assets                                1,282      1,215
Property, plant and equipment                    2,996      2,492
Deferred tax assets                              1,463        764
                                            -----------  ---------
Total assets                                 1,227,361    996,787
                                            -----------  ---------


                           CONSOLIDATED BALANCE SHEET

                                                  2007       2006
                                                  GBPm       GBPm
Liabilities
Deposits from banks                             90,546     79,562
Items in the course of collection due to other
banks                                            1,792      2,221
Customer accounts                              294,987    256,754
Trading portfolio liabilities                   65,402     71,874
Financial liabilities designated at fair value  74,489     53,987
Liabilities to customers under investment
contracts                                       92,639     84,637
Derivative financial instruments               248,288    140,697
Debt securities in issue                       120,228    111,137
Repurchase agreements and cash collateral on
securities lent                                169,429    136,956
Other liabilities                               10,499     10,337
Current tax liabilities                          1,311      1,020
Insurance contract liabilities, including
unit-linked liabilities                          3,903      3,878
Subordinated liabilities                        18,150     13,786
Deferred tax liabilities                           855        282
Provisions                                         830        462
Retirement benefit liabilities                   1,537      1,807
                                            -----------  ---------
Total liabilities                            1,194,885    969,397
                                            -----------  ---------
Shareholders' equity
Called up share capital                          1,651      1,634
Share premium account                               56      5,818
Other reserves                                     874        390
Retained earnings                               20,970     12,169
Less: treasury shares                             (260)      (212)
                                            -----------  ---------
Shareholders' equity excluding minority
interests                                       23,291     19,799
Minority interests                               9,185      7,591
                                            -----------  ---------
Total shareholders' equity                      32,476     27,390
                                            -----------  ---------
Total liabilities and shareholders' equity   1,227,361    996,787
                                            -----------  ---------


                               RESULTS BY BUSINESS

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

  - UK Banking, comprising
    - UK Retail Banking
    - Barclays Commercial Bank (formerly UK Business Banking)

  - Barclaycard

  - International Retail and Commercial Banking, comprising
    - International Retail and Commercial Banking - excluding Absa
    - International Retail and Commercial Banking - Absa

Investment Banking and Investment Management

  - Barclays Capital
  - Barclays Global Investors
  - Barclays Wealth

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and Barclays Commercial Bank.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than GBP1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities.
Customers are also offered access to the products and expertise of other businesses in the Barclays Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance (formerly CFS) and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy and Portugal. In the Nordic region, Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK. The products and services offered to customers are tailored to meet customer needs and the regulatory and commercial environments within each country. For reporting purposes the operations are grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa. International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Barclays Western Europe business includes Spain, Italy, France and Portugal. Emerging Markets includes operations in Africa, India and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays  Capital  is a leading  global  investment  bank which  provides  large
corporate,   institutional  and  government  clients  with  solutions  to  their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 320 funds for institutions and individuals trading globally. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head office functions and other operations

Head office functions and other operations comprises:

   - Head office and central support functions
   - Businesses in transition
   - Consolidation adjustments.

Head  office and  central  support  functions  comprises  the  following  areas:
Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.


UK Banking


                                                      2007       2006
Income Statement Information                          GBPm       GBPm
Net interest income                                  4,596      4,467
Net fee and commission income                        1,932      1,874
                                                   --------   --------
Net trading income                                       9          2
Net investment income                                   47         28
                                                   --------   --------
Principal transactions                                  56         30
Net premiums from insurance contracts                  252        342
Other income                                            58         63
                                                   --------   --------
Total income                                         6,894      6,776
Net claims and benefits incurred under insurance
contracts                                              (43)       (35)
                                                   --------   --------
Total income net of insurance claims                 6,851      6,741
Impairment charges                                    (849)      (887)
                                                   --------   --------
Net income                                           6,002      5,854
                                                   --------   --------
Operating expenses excluding amortisation of
intangible assets                                   (3,358)    (3,387)
Amortisation of intangible assets                      (12)        (2)
                                                   --------   --------
Operating expenses                                  (3,370)    (3,389)
Share of post-tax results of associates and joint
ventures                                                 7          5
Profit on disposal of subsidiaries, associates
and joint ventures                                      14         76
                                                   --------   --------
Profit before tax                                    2,653      2,546
                                                   --------   --------

Balance Sheet Information
Loans and advances to customers                 GBP145.3bn GBP131.0bn
Customer accounts                               GBP147.9bn GBP139.7bn
Total assets                                    GBP161.8bn GBP147.6bn

Performance Ratios
Return on average economic capital(1)                  29%        32%
Cost:income ratio(1)                                   49%        50%
Cost:net income ratio(1)                               56%        58%

Other Financial Measures
Risk Tendency(1),(2)                               GBP775m    GBP790m
Economic profit(1)                               GBP1,272m  GBP1,327m
Risk weighted assets                             GBP99.8bn  GBP93.0bn

Key Fact
Number of UK branches                                1,733      2,014

(1) Defined on page iv.

(2) Further information on risk tendency is included on page 90.


UK  Banking  profit  before tax  increased  4%  (GBP107m)  to  GBP2,653m  (2006:
GBP2,546m) driven principally by solid income growth. Results included gains from the sale and leaseback of properties and property sales of GBP232m (2006:
GBP313m).

The cost:income ratio improved one percentage point to 49%. Excluding the impact of settlements on overdraft fees in relation to prior years, the cost:income ratio improved two percentage points to 48%, making eight percentage points of improvement from 2004 to 2007 compared to the target of six percentage points.


UK Retail Banking

                                                     2007       2006
Income Statement Information                         GBPm       GBPm
Net interest income                                 2,858      2,765
Net fee and commission income                       1,183      1,232
Net premiums from insurance contracts                 252        342
Other income                                           47         42
                                                  --------   --------
Total income                                        4,340      4,381
Net claims and benefits incurred under insurance
contracts                                             (43)       (35)
                                                  --------   --------
Total income net of insurance claims                4,297      4,346
Impairment charges                                   (559)      (635)
                                                  --------   --------
Net income                                          3,738      3,711
                                                  --------   --------
Operating expenses excluding amortisation of
intangible assets                                  (2,455)    (2,531)
Amortisation of intangible assets                      (8)        (1)
                                                  --------   --------
Operating expenses                                 (2,463)    (2,532)
Share of post-tax results of associates and
joint ventures                                          7          2
                                                  --------   --------
Profit before tax                                   1,282      1,181
                                                  --------   --------
Balance Sheet Information
Loans and advances to customers                   GBP82.0bn    GBP74.7bn
Customer accounts                                 GBP87.1bn    GBP82.3bn
Total assets                                      GBP87.8bn    GBP81.7bn

Performance Ratios
Return on average economic capital(1)                 28%        28%
Cost:income ratio(1)                                  57%        58%
Cost:net income ratio(1)                              66%        68%

Other Financial Measures
Risk Tendency(1),(2)                                GBP470m      GBP500m
Economic profit(1)                                  GBP622m      GBP589m
Risk weighted assets                              GBP46.0bn    GBP43.0bn

Key Facts
Number of UK current accounts(3)                    11.3m      11.5m
Number of UK savings accounts                       11.1m      11.0m
Total UK mortgage balances                        GBP69.8bn    GBP61.7bn
Number of Local Business customers                643,000    630,000


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.
(3) Decrease reflects the consolidation of Woolwich and Barclays current accounts.

UK Retail Banking  profit before tax increased 9% (GBP101m) to GBP1,282m  (2006:
GBP1,181m) due to reduced costs and a strong improvement in impairment.

Income grew 2% (GBP67m) before the impact of settlements on overdraft fees in relation to prior years (GBP116m). This was driven by very strong growth in Personal Customer Retail Savings and good growth in Personal Customer Current Accounts, Home Finance and Local Business. Including the impact of settlements on overdraft fees, income decreased GBP49m to GBP4,297m (2006: GBP4,346m).

Net interest income increased 3% (GBP93m) to GBP2,858m (2006: GBP2,765m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and an increased liability margin. Total average customer deposit balances increased 7% to GBP81.9bn (2006: GBP76.5bn), supported by the launch of new products.

Mortgage volumes increased significantly, driven by an improved mix of longer term value products for customers, higher levels of retention and continuing improvements in processing capability. Mortgage balances were GBP69.8bn at the end of the period (31st December 2006: GBP61.7bn), an approximate market share of 6% (2006: 6%). Gross advances were 25% higher at GBP23.0bn (2006: GBP18.4bn). Net lending was GBP8.0bn (2006: GBP2.4bn), representing market share of 8% (2006: 2%). The average loan to value ratio of the residential mortgage book on a current valuation basis was 33%. The average loan to value ratio of new residential mortgage lending in 2007 was 54%. Consumer Lending balances decreased 4% to GBP7.9bn (2006: GBP8.2bn), reflecting the impact of tighter lending criteria.

Overall asset margins decreased as a result of the increased proportion of mortgages and contraction in unsecured loans.

Net  fee  and  commission   income  reduced  4%  (GBP49m)  to  GBP1,183m  (2006:
GBP1,232m). There was strong Current Account income growth in Personal Customers and good growth within Local Business. This was more than offset by settlements on overdraft fees.

Net premiums from insurance underwriting activities reduced 26% (GBP90m) to GBP252m (2006: GBP342m), as there continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts increased to GBP43m (2006: GBP35m).

Impairment charges decreased 12% (GBP76m) to GBP559m (2006: GBP635m) reflecting lower charges in unsecured Consumer Lending and Local Business. This was driven by improvements in the collection process which led to reduced flows into delinquency, lower levels of arrears and stable charge-offs. Mortgage impairment charges remained negligible.

Operating   expenses  reduced  3%  (GBP69m)  to  GBP2,463m  (2006:   GBP2,532m),
reflecting strong and active management of all expense lines, targeted processing improvements and back office consolidation. Gains from the sale of property were GBP193m (2006: GBP253m). Increased investment was focused on: improving the overall customer experience through converting and improving the branch network; revitalising the product offering; increasing operational and process efficiency; and meeting regulatory requirements.

The cost:income ratio improved one percentage point to 57%. Excluding the impact of settlements on overdraft fees, the cost:income ratio improved two percentage points to 56%.


Barclays Commercial Bank


                                                     2007       2006
Income Statement Information                         GBPm       GBPm
Net interest income                                 1,738      1,702
Net fee and commission income                         749        642
                                                 ---------  ---------
Net trading income                                      9          2
Net investment income                                  47         28
                                                 ---------  ---------
Principal transactions                                 56         30
Other income                                           11         21
                                                 ---------  ---------
Total income                                        2,554      2,395
Impairment charges                                   (290)      (252)
                                                 ---------  ---------
Net income                                          2,264      2,143
                                                 ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                    (903)      (856)
Amortisation of intangible assets                      (4)        (1)
                                                 ---------  ---------
Operating expenses                                   (907)      (857)
Share of post-tax results of associates and
joint ventures                                          -          3
Profit on disposal of subsidiaries, associates
and joint ventures                                     14         76
                                                 ---------  ---------
Profit before tax                                   1,371      1,365
                                                 ---------  ---------
Balance Sheet Information
Loans and advances to customers                 GBP63.3bn  GBP56.3bn
Customer accounts                               GBP60.8bn  GBP57.4bn
Total assets                                    GBP73.9bn  GBP65.9bn

Performance Ratios
Return on average economic capital(1)                 30%        37%
Cost:income ratio(1)                                  36%        36%
Cost:net income ratio(1)                              40%        40%

Other Financial Measures
Risk Tendency(1),(2)                              GBP305m    GBP290m
Economic profit(1)                                GBP650m    GBP738m
Risk weighted assets                            GBP53.8bn  GBP50.0bn

Key Fact
Number of Commercial Bank customers                81,000     77,000


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


Barclays  Commercial Bank profit before tax increased GBP6m to GBP1,371m  (2006:
GBP1,365m) due to continued good income growth partially offset by lower gains from business disposals. Profit before business disposals increased 5% to GBP1,357m (2006: GBP1,289m).

Income increased 7% (GBP159m) to GBP2,554m (2006: GBP2,395m). Non-interest income increased to 32% of total income (2006: 29%), reflecting continuing focus on cross sales and efficient balance sheet utilisation. There was very strong growth in net fee and commission income, which increased 17% (GBP107m) to GBP749m (2006: GBP642m) due to very strong performance in lending fees. There was also good growth in transaction related income, foreign exchange and derivatives transactions undertaken on behalf of clients.

Net interest income improved 2% (GBP36m) to GBP1,738m (2006: GBP1,702m). Average customer lendings increased 3% to GBP53.6bn (2006: GBP52.0bn) and 5%, excluding the impact of the vehicle leasing and European vendor finance businesses sold in 2006. Average customer accounts grew 4% to GBP46.4bn (2006: GBP44.8bn). The asset margin decreased by twelve basis points to 1.80%, reflecting an increased focus on higher quality lending and competitive market conditions. The liabilities margin remained broadly stable at 1.49%.

Income from principal transactions, primarily reflecting venture capital and other equity realisations, increased 87% (GBP26m) to GBP56m (2006: GBP30m).

Impairment charges increased 15% (GBP38m) to GBP290m (2006: GBP252m), mainly due to a higher level of impairment losses in Larger Business as impairment trended towards risk tendency. There was a reduction in impairment levels in Medium Business due to a tightening of the lending criteria.

Operating expenses increased 6% (GBP50m) to GBP907m (2006: GBP857m). Operating expenses are net of gains of GBP39m (2006: GBP60m) on the sale of property. Growth in operating expenses was focused on continuing investment in operations, infrastructure, and new initiatives in product development and sales capability.


Barclaycard

                                                     2007       2006
Income Statement Information                         GBPm       GBPm
Net interest income                                 1,394      1,383
Net fee and commission income                       1,080      1,106
Net investment income                                  11         15
Net premiums from insurance contracts                  40         18
Other income                                          (26)         -
                                                 ---------  ---------
Total income                                        2,499      2,522
Net claims and benefits incurred under insurance
contracts                                             (13)        (8)
                                                 ---------  ---------
Total income net of insurance claims                2,486      2,514
Impairment charges                                   (838)    (1,067)
                                                 ---------  ---------
Net income                                          1,648      1,447
                                                 ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                  (1,073)      (964)
Amortisation of intangible assets                     (28)       (17)
                                                 ---------  ---------
Operating expenses                                 (1,101)      (981)
Share of post-tax results of associates and
joint ventures                                         (7)        (8)
                                                 ---------  ---------
Profit before tax                                     540        458
                                                 ---------  ---------

Balance Sheet Information
Loans and advances to customers                 GBP20.1bn  GBP18.2bn
Total assets                                    GBP22.2bn  GBP20.1bn

Performance Ratios
Return on average economic capital(1)                 19%        16%
Cost:income ratio(1)                                  44%        39%
Cost:net income ratio(1)                              67%        68%

Other Financial Measures
Risk Tendency(1),(2)                              GBP945m  GBP1,135m
Economic profit(1)                                GBP183m    GBP137m
Risk weighted assets                            GBP19.9bn  GBP17.0bn

Key Facts
Number of Barclaycard UK customers                  10.1m       9.8m
Number of retailer relationships                   93,000     93,000
UK credit cards - average outstanding balances   GBP8.4bn   GBP9.4bn
UK credit cards - average extended credit        GBP6.9bn   GBP8.0bn
balances
International - average outstanding balances     GBP3.9bn   GBP2.9bn
International - average extended credit balances GBP3.3bn   GBP2.5bn
International cards in issue                         8.8m       6.4m
Secured lending - average outstanding loans      GBP4.3bn   GBP3.4bn


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


Barclaycard profit before tax increased 18% (GBP82m) to GBP540m (2006: GBP458m), driven by strong international growth coupled with a significant improvement in UK impairment charges. Other income included a GBP27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of GBP38m.

Income decreased 1% (GBP28m) to GBP2,486m (2006: GBP2,514m) reflecting strong growth in Barclaycard International, offset by a decline in UK Cards revenue resulting from a more cautious approach to lending in the UK and a GBP27m loss on disposal of part of the Monument card portfolio.

Net interest income increased 1% (GBP11m) to GBP1,394m (2006: GBP1,383m) due to strong organic growth in international average extended credit card balances, up 32% to GBP3.3bn and average secured consumer lending balances up 26% to GBP4.3bn, partially offset by lower UK average extended credit card balances which fell 14% to GBP6.9bn. Margins fell to 6.59% (2006: 7.13%) due to higher average base rates across core operating markets and a change in the product mix with an increased weighting to secured lending.

Net fee and commission income fell 2% (GBP26m) to GBP1,080m (2006: GBP1,106m) with growth in Barclaycard International offset by our actions in response to the Office of Fair Trading's findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 21% (GBP229m) to GBP838m (2006: GBP1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment charges in Barclaycard International and secured consumer lending.

Operating expenses increased 12% (GBP120m) to GBP1,101m (2006: GBP981m). Excluding a property gain of GBP38m in 2006, operating expenses increased 8% (GBP82m) reflecting continued investment in expanding our businesses in Europe and the US. Costs in the UK businesses were broadly flat, with investment in new UK product innovations such as Barclaycard OnePulse being funded out of operating efficiencies.

Barclaycard International continued to gain momentum, delivering a profit before tax of GBP77m against a loss before tax of GBP36m in 2006. We concluded seven new credit card partnership deals across Western Europe. The Entercard joint venture continued to perform ahead of plan and entered the Danish market, extending its reach across the Scandinavian region. Barclaycard US was profitable, with very strong average balance growth and a number of new card partnerships including Lufthansa Airlines and Princess Cruise Lines.


International Retail and Commercial Banking

                                                     2007       2006
Income Statement Information                         GBPm       GBPm
Net interest income                                 1,890      1,653
Net fee and commission income                       1,210      1,221
                                                 ---------  ---------
Net trading income                                     69          6
Net investment income                                 179        188
                                                 ---------  ---------
Principal transactions                                248        194
Net premiums from insurance contracts                 372        351
Other income                                           87         74
                                                 ---------  ---------
Total income                                        3,807      3,493
Net claims and benefits incurred under insurance
contracts                                            (284)      (244)
                                                 ---------  ---------
Total income net of insurance claims                3,523      3,249
Impairment charges                                   (252)      (167)
                                                 ---------  ---------
Net income                                          3,271      3,082
                                                 ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                  (2,279)    (2,077)
Amortisation of intangible assets                     (77)       (85)
                                                 ---------  ---------
Operating expenses                                 (2,356)    (2,162)
Share of post-tax results of associates and
joint ventures                                          7         49
Profit on disposal of subsidiaries, associates
and joint ventures                                     13        247
                                                 ---------  ---------
Profit before tax                                     935      1,216
                                                 ---------  ---------
Balance Sheet Information
Loans and advances to customers                 GBP70.1bn  GBP53.2bn
Customer accounts                               GBP28.8bn  GBP22.1bn
Total assets                                    GBP89.5bn  GBP68.6bn

Performance Ratios
Return on average economic capital(1)                 16%        36%
Cost:income ratio(1)                                  67%        67%
Cost:net income ratio(1)                              72%        70%

Other Financial Measures
Risk Tendency(1),(2)                              GBP475m    GBP220m
Economic profit(1)                                GBP150m    GBP493m
Risk weighted assets                            GBP53.3bn  GBP40.8bn

Key Facts
Number of branches                                  2,014      1,653
Number of sales centres                               335         52
Number of distribution points                       2,349      1,705


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


International Retail and Commercial Banking profit before tax decreased GBP281m to GBP935m (2006: GBP1,216m). International Retail and Commercial Banking - excluding Absa profit before tax in 2006 included a GBP247m gain on the sale of associate FirstCaribbean International Bank and a GBP41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property of GBP23m (2006: GBP55m). Very strong profit growth in Rand terms in International Retail and Commercial Banking - Absa was offset by a 12% decline in the average value of the Rand.

A significant investment was made in infrastructure and distribution, including the opening of 644 new branches and sales centres across Western Europe, Emerging Markets and Absa.



International Retail and Commercial Banking - excluding Absa

                                                      2007      2006
Income Statement Information                          GBPm      GBPm
Net interest income                                    753       604
Net fee and commission income                          425       366
                                                  --------- ---------
Net trading income                                      68        17
Net investment income                                  109        66
                                                  --------- ---------
Principal transactions                                 177        83
Net premiums from insurance contracts                  145       111
Other income                                             9        20
                                                  --------- ---------
Total income                                         1,509     1,184
Net claims and benefits incurred under insurance
contracts                                             (170)     (138)
                                                  --------- ---------
Total income net of insurance claims                 1,339     1,046
Impairment charges                                     (79)      (41)
                                                  --------- ---------
Net income                                           1,260     1,005
                                                  --------- ---------
Operating expenses excluding amortisation of
intangible assets                                   (1,007)     (765)
Amortisation of intangible assets                      (16)       (9)
                                                  --------- ---------
Operating expenses                                  (1,023)     (774)
Share of post-tax results of associates and joint
ventures                                                 1        40
Profit on disposal of subsidiaries, associates
and joint ventures                                       8       247
                                                  --------- ---------
Profit before tax                                      246       518
                                                  --------- ---------

Balance Sheet Information
Loans and advances to customers                  GBP39.3bn GBP29.0bn
Customer accounts                                GBP15.7bn GBP11.0bn
Total assets                                     GBP52.2bn GBP38.2bn

Performance Ratios
Return on average economic capital(1)                  11%       36%
Cost:income ratio(1)                                   76%       74%
Cost:net income ratio(1)                               81%       77%

Other Financial Measures
Risk Tendency(1),(2)                               GBP220m    GBP75m
Economic profit(1)                                  GBP20m   GBP309m
Risk weighted assets                             GBP29.7bn GBP20.1bn

Key Facts
Number of branches                                   1,177       853
Number of sales centres                                171        14
Number of distribution points                        1,348       867


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.

International Retail and Commercial Banking - excluding Absa profit before tax decreased 53% (GBP272m) to GBP246m (2006: GBP518m). Profit before tax in 2006 included a GBP247m gain on the sale of associate FirstCaribbean International Bank and a GBP41m share of its post-tax results. Profit before tax in 2007 included gains from the sale and leaseback of property in 2007 of GBP23m (2006:
GBP55m). The performance reflected very strong income growth driven by a rapid growth in distribution points to 1,348 (2006: 867) as well as the launch of new businesses in India and UAE and a full retail and commercial banking offering in Italy.

Income increased 28% (GBP293m) to GBP1,339m (2006: GBP1,046) driven by excellent performances in Western Europe and Emerging Markets.

Net interest income increased 25% (GBP149m) to GBP753m (2006: GBP604m). Total average customer loans increased 22% (GBP6.1bn) to GBP33.3bn (2006: GBP27.2bn) with lending margins broadly stable. Mortgage balance growth in Western Europe was very strong, with average Euro balances up 16% (EUR4.2bn) to EUR30.1bn (2006: EUR25.9bn). Average customer deposits increased 20% (GBP2.1bn) to GBP12.5bn (2006: GBP10.4bn) driven by growth in Western Europe and Emerging Markets.

Net fee and commission income grew 16% (GBP59m) to GBP425m (2006: GBP366m), reflecting strong performances in Western Europe driven by the expansion of the customer base.

Principal transactions increased GBP94m to GBP177m (2006: GBP83m) reflecting gains on equity investments, and higher foreign exchange income across Emerging Markets.

Impairment charges rose 93% (GBP38m) to GBP79m (2006: GBP41m). The increase reflected very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Operating expenses grew 32% (GBP249m) to GBP1,023m (2006: GBP774m) driven by the rapid expansion of the distribution network across all regions and investment in people and infrastructure to support future growth across the franchise. Operating expenses included property sales in Spain of GBP23m (2006: GBP55m).

Western Europe continued to perform strongly. Profit before tax increased 30% (GBP56m) to GBP245m (2006: GBP189m). Barclays Spain profit before tax increased 53% (GBP72m) to GBP207m (2006: GBP135m) driven by increased customer lending, higher service commissions and equity investment realisations. France also performed well driven by good growth in the balance sheet, higher fees and commissions and good cost control. Income grew very strongly in Italy as a result of the opening of new branches and the roll-out of a complete retail and commercial banking offering but this was more than offset by higher investment costs. Profit before tax decreased in Portugal, with very strong income growth offset by increased investment in the expansion of the business.

Emerging  Markets  profit before tax  increased  25% (GBP28m) to GBP142m  (2006:
GBP114m) reflecting a very strong rise in income across a broad range of markets, with particularly strong growth in Egypt, UAE, Kenya, Ghana, Tanzania, Uganda and India. The income growth benefited from increased investment in the business across all geographies, including branch openings and the launch of retail banking services in India and the UAE.


International Retail and Commercial Banking - Absa


                                                     2007       2006
Income Statement Information                         GBPm       GBPm
Net interest income                                 1,137      1,049
Net fee and commission income                         785        855
                                                 ---------  ---------
Net trading income/(loss)                               1        (11)
Net investment income                                  70        122
                                                 ---------  ---------
Principal transactions                                 71        111
Net premiums from insurance contracts                 227        240
Other income                                           78         54
                                                 ---------  ---------
Total income                                        2,298      2,309
Net claims and benefits incurred under insurance
contracts                                            (114)      (106)
                                                 ---------  ---------
Total income net of insurance claims                2,184      2,203
Impairment charges                                   (173)      (126)
                                                 ---------  ---------
Net income                                          2,011      2,077
                                                 ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                  (1,272)    (1,312)
Amortisation of intangible assets                     (61)       (76)
                                                 ---------  ---------
Operating expenses                                 (1,333)    (1,388)
Share of post-tax results of associates and
joint ventures                                          6          9
Profit on disposal of subsidiaries, associates
and joint ventures                                      5          -
                                                 ---------  ---------
Profit before tax                                     689        698
                                                 ---------  ---------

Balance Sheet Information
Loans and advances to customers                 GBP30.8bn  GBP24.2bn
Customer accounts                               GBP13.1bn  GBP11.1bn
Total assets                                    GBP37.3bn  GBP30.4bn

Performance Ratios
Return on average economic capital(1)                 23%        34%
Cost:income ratio(1)                                  61%        63%
Cost:net income ratio(1)                              66%        67%

Other Financial Measures
Risk Tendency(1),(2)                              GBP255m    GBP145m
Economic profit(1)                                GBP130m    GBP184m
Risk weighted assets                            GBP23.6bn  GBP20.7bn

Key Facts
Number of branches                                    837        800
Number of sales centres                               164         38
Number of distribution points                       1,001        838
Number of ATMs                                      7,884      7,411
Number of retail customers                           9.7m       8.3m
Number of corporate customers                     100,000     84,000


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.

International Retail and Commercial Banking - Absa profit before tax decreased to GBP689m (2006: GBP698m).

Appendix 1 on page 98 summarises the Rand results of Absa Group Limited for the year to 31st December 2007 as reported to the JSE Limited.

Impact on Barclays results

Absa Group Limited's profit before tax of R14,067m (2006: R11,417m) is translated into Barclays results at an average exchange rate of R14.11/GBP (2006: R12.47/GBP), a 12% depreciation in the average value of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of GBP55m (2006: GBP75m) and internal funding and other adjustments of GBP98m (2006: GBP72m). The resulting profit before tax of GBP844m (2006:
GBP769m) is represented within International Retail and Commercial Banking - Absa GBP689m, (2006: GBP698m) and Barclays Capital, GBP155m (2006: GBP71m).

Absa Group Limited's total assets were R640,909m (2006: R495,112m), growth of 29%. This is translated into Barclays results at a period-end exchange rate of R13.64/GBP (2006: R13.71/GBP). The capital investment was hedged against currency movements in 2007.


Barclays Capital

                                                       2007       2006
Income Statement Information                           GBPm       GBPm
Net interest income                                   1,179      1,158
Net fee and commission income                         1,235        952
                                                   ---------  ---------
Net trading income                                    3,739      3,562
Net investment income                                   953        573
                                                   ---------  ---------
Principal transactions                                4,692      4,135
Other income                                             13         22
                                                   ---------  ---------
Total income                                          7,119      6,267
Impairment charges and other credit provisions         (846)       (42)
                                                   ---------  ---------
Net income                                            6,273      6,225
                                                   ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                    (3,919)    (3,996)
Amortisation of intangible assets                       (54)       (13)
                                                   ---------  ---------
Operating expenses                                   (3,973)    (4,009)
Share of post-tax results of associates and joint
ventures                                                 35          -
                                                   ---------  ---------
Profit before tax                                     2,335      2,216
                                                   ---------  ---------

Balance Sheet Information
Total assets                                     GBP839.7bn GBP657.9bn

Performance Ratios
Return on average economic capital(1)                   33%        41%
Cost:income ratio(1)                                    56%        64%
Cost:net income ratio(1)                                63%        64%
Compensation:net income ratio                           47%        49%

Other Financial Measures
Risk Tendency(1),(2)                                GBP140m     GBP95m
Economic profit(1)                                GBP1,172m  GBP1,181m
Risk weighted assets                             GBP169.1bn GBP137.6bn
Average DVaR(1)                                    GBP42.0m   GBP37.1m
Average net income generated per member of staff
('000)(1),(3)                                        GBP466     GBP575
Corporate lending portfolio                       GBP52.3bn  GBP40.6bn



Key Facts                                   2007                    2006
                             League                  League
                              table     Issuance      table     Issuance
                           position        value   position        value
All international bonds
(all currencies)                2nd   US$273.2bn        1st   US$271.9bn
Europe overall debt             1st   US$226.5bn        1st   US$259.5bn
Sterling bonds                  1st    GBP15.5bn        1st    GBP27.3bn
US investment grade
corporate bonds                10th     US$4.7bn        7th     US$6.0bn


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.
(3) Adjusted to exclude contribution and headcount from HomEq and EquiFirst


Barclays Capital delivered profits ahead of the record results achieved in 2006 despite challenging trading conditions in the second half of the year. Profit before tax increased 5% (GBP119m) to GBP2,335m (2006: GBP2,216m). There was strong income growth across the Rates businesses and excellent results in Continental Europe, Asia and Africa demonstrating the breadth of the client franchise. Net income was slightly ahead at GBP6,273m (2006: GBP6,225m) and costs were tightly managed, declining slightly year on year. Absa Capital delivered very strong growth in profit before tax to GBP155m (2006: GBP71m).

The US sub-prime driven market dislocation affected performance in the second half of 2007. Exposures relating to US sub-prime were actively managed and declined over the period. Barclays Capital's 2007 results reflected net losses related to the credit market turbulence of GBP1,635m, of which GBP795m was included in income, net of GBP658m gains arising from the fair valuation of notes issued by Barclays Capital. Impairment charges included GBP840m against ABS CDO Super Senior exposures, other credit market exposures and drawn leveraged finance underwriting positions. Further detail is provided in the notes to this announcement.

Income increased 14% (GBP852m) to GBP7,119m (2006: GBP6,267m) as a result of very strong growth in interest rate, currency, equity, commodity and emerging market asset classes. There was excellent income growth in Continental Europe, Asia, and Africa. Average DVaR increased 13% to GBP42.0m (2006: GBP37.1m) in line with income.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 11% (GBP578m) to GBP5,871m (2006: GBP5,293m).

Net trading income increased 5% (GBP177m) to GBP3,739m (2006: GBP3,562m) with strong contributions from fixed income, commodities, equities, foreign exchange and prime services businesses. These were largely offset by net losses in the business affected by sub-prime mortgage related writedowns. The general widening of credit spreads that occurred over the course of the second half of 2007 also reduced the carrying value of the GBP57bn of issued notes held at fair value on the balance sheet, resulting in gains of GBP658m. Net investment income increased 66% (GBP380m) to GBP953m (2006: GBP573m) as a result of a number of private equity realisations, investment disposals in Asia and structured capital markets transactions. Net interest income increased 2% (GBP21m) to GBP1,179m (2006: GBP1,158m), driven by higher contributions from money markets. The corporate lending portfolio increased 29% to GBP52.3bn (2006: GBP40.6bn), largely due to an increase in drawn leveraged finance positions and a rise in drawn corporate loan balances.

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 30% (GBP283m) to GBP1,235m (2006: GBP952m), with good contributions from bonds and loans.

Impairment charges and other credit provisions of GBP846m included GBP722m against ABS CDO Super Senior exposures, GBP60m from other credit market exposures and GBP58m relating to drawn leveraged finance underwriting positions. Other impairment charges on loans and advances amounted to a release of GBP7m (2006: GBP44m release) before impairment charges on available for sale assets of GBP13m (2006: GBP86m).

Operating expenses decreased 1% (GBP36m) to GBP3,973m (2006: GBP4,009m). The cost:net income ratio improved to 63% (2006: 64%) and the compensation cost:net income ratio improved by two percentage points to 47% (2006: 49%). Performance related pay, discretionary investment spend and short term contractor resources represented 42% (2006: 50%) of the cost base. Amortisation of intangible assets of GBP54m (2006: GBP13m) principally related to mortgage service rights.

Total headcount increased 3,000 during 2007 to 16,200 (2006: 13,200) including 800 from the acquisition of EquiFirst. The majority of organic growth was in Asia Pacific.


Barclays Global Investors

                                                      2007       2006
Income Statement Information                          GBPm       GBPm
Net interest (expense)/income                           (8)        10
Net fee and commission income                        1,936      1,651
                                                  ---------  ---------
Net trading income                                       5          2
Net investment (expense)/income                         (9)         2
                                                  ---------  ---------
Principal transactions                                  (4)         4
Other income                                             2          -
                                                  ---------  ---------
Total income                                         1,926      1,665
                                                  ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                   (1,184)      (946)
Amortisation of intangible assets                       (8)        (5)
                                                  ---------  ---------
Operating expenses                                  (1,192)      (951)
                                                  ---------  ---------
Profit before tax                                      734        714
                                                  ---------  ---------

Balance Sheet Information
Total assets                                     GBP89.2bn  GBP80.5bn

Performance Ratios
Return on average economic capital(1)                 241%       228%
Cost:income ratio(1)                                   62%        57%

Other Financial Measures
Economic profit(1)                                 GBP430m    GBP376m
Risk weighted assets                              GBP2.0bn   GBP1.4bn
Average net income generated per member of staff
('000)(1)                                           GBP631     GBP666

Key Facts
Assets under management (GBP):                  GBP1,044bn   GBP927bn
                                                  ---------  ---------
indexed                                           GBP615bn   GBP566bn
iShares                                           GBP205bn   GBP147bn
active                                            GBP224bn   GBP214bn
                                                  ---------  ---------
Net new assets in period (GBP)                     GBP42bn    GBP37bn
Assets under management (US$):                  US$2,079bn US$1,814bn
                                                  ---------  ---------
indexed                                         US$1,225bn US$1,108bn
iShares                                           US$408bn   US$287bn
active                                            US$446bn   US$419bn
                                                  ---------  ---------
Net new assets in period (US$)                     US$86bn    US$68bn
Number of iShares products                             324        191
Number of institutional clients                      3,000      2,900


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


Barclays Global Investors delivered solid growth in profit before tax, which increased 3% (GBP20m) to GBP734m (2006: GBP714m). Very strong US Dollar income and strong profit growth was partially offset by the 8% depreciation in the average value of the US Dollar against Sterling.

Income grew 16% (GBP261m) to GBP1,926m (2006: GBP1,665m).

Net fee and commission income grew 17% (GBP285m) to GBP1,936m (2006: GBP1,651m). This was primarily attributable to increased management fees and securities lending. Incentive fees increased 6% (GBP12m) to GBP198m (2006: GBP186m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 25% (GBP241m) to GBP1,192m (2006: GBP951m) as a result of significant investment in key product and channel growth initiatives and in infrastructure as well as growth in the underlying business. Operating expenses included charges of GBP80m (2006: GBPnil) related to selective support of liquidity products managed in the US. The cost:income ratio rose five percentage points to 62% (2006: 57%).

Headcount increased 700 to 3,400 (2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Total assets under  management  increased 13%  (GBP117bn)  to GBP1,044bn  (2006:
GBP927bn) comprising GBP42bn of net new assets, GBP12bn attributable to the acquisition of Indexchange Investment AG (Indexchange), GBP66bn of favourable market movements and GBP3bn of adverse exchange movements. In US$ terms assets under management increased 15% (US$265bn) to US$2,079bn (2006: US$1,814bn), comprising US$86bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$127bn of favourable market movements and US$29bn of positive exchange rate movements.


Barclays Wealth


                                                      2007       2006
Income Statement Information                          GBPm       GBPm
Net interest income                                    431        392
Net fee and commission income                          739        674
                                                  ---------  ---------
Net trading income                                       3          2
Net investment income                                   52        154
                                                  ---------  ---------
Principal transactions                                  55        156
Net premium from insurance contracts                   195        210
Other income                                            19         16
                                                  ---------  ---------
Total income                                         1,439      1,448
Net claims and benefits incurred under insurance
contracts                                             (152)      (288)
                                                  ---------  ---------
Total Income net of insurance claims                 1,287      1,160
Impairment charges                                      (7)        (2)
                                                  ---------  ---------
Net income                                           1,280      1,158
                                                  ---------  ---------
Operating expenses excluding amortisation of
intangible assets                                     (967)      (909)
Amortisation of intangible assets                       (6)        (4)
                                                  ---------  ---------
Operating expenses                                    (973)      (913)
                                                  ---------  ---------
Profit before tax                                      307        245
                                                  ---------  ---------

Balance Sheet Information
Loans and advances to customers                   GBP9.0bn   GBP6.2bn
Customer accounts                                GBP34.4bn  GBP28.3bn
Total assets                                     GBP18.0bn  GBP15.0bn

Performance Ratios
Return on average economic capital(1)                  51%        40%
Cost:income ratio(1)                                   76%        79%

Other Financial Measures
Risk Tendency(1),(2)                                GBP10m     GBP10m
Economic profit(1)                                 GBP233m    GBP130m
Risk weighted assets                              GBP7.7bn   GBP6.1bn
Average net income generated per member of staff
('000) (1)                                          GBP188     GBP181

Key Fact
Total client assets                             GBP132.5bn GBP116.1bn


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


Barclays Wealth profit before tax showed very strong growth of 25% (GBP62m) to GBP307m (2006: GBP245m). Performance was driven by broadly based income growth, reduced redress costs and tight cost control, partially offset by additional volume related costs and increased investment in people and infrastructure to support future growth.

Income increased 11% (GBP127m) to GBP1,287m (2006: GBP1,160m).

Net interest income increased 10% (GBP39m) to GBP431m (2006: GBP392m) reflecting strong growth in both customer deposits and lending. Average deposits grew 13% to GBP31.2bn (2006: GBP27.7bn). Average lending grew 35% to GBP7.4bn (2006:
GBP5.5bn) driven by increased lending to high net worth, affluent and intermediary clients. Assets margin increased 3 basis points to 1.11% (2006:
1.08%) reflecting changes in the product mix. The liabilities margin reduced by 7 basis points to 1.03% (2006: 1.10%) driven by competitive pricing of products.

Net fee and commission income grew 10% (GBP65m) to GBP739m (2006: GBP674m). This reflected growth in client assets and higher transactional income from increased sales of investment products and solutions.

Principal transactions decreased GBP101m to GBP55m (2006: GBP156m) as a result of lower growth in the value of unit linked insurance contracts. Net premiums from insurance contracts reduced GBP15m to GBP195m (2006: GBP210m). These reductions were offset by a lower charge for net claims and benefits incurred under insurance contracts of GBP152m (2006: GBP288m).

Operating expenses increased 7% to GBP973m (2006: GBP913m) with greater volume related costs and a significant increase in investment partially offset by efficiency gains and lower customer redress costs of GBP19m (2006: GBP67m). Ongoing investment programmes included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 76% (2006:
79%).

Total client assets, comprising customer deposits and client investments, increased 14% (GBP16.4bn) to GBP132.5bn (2006: GBP116.1bn) reflecting strong net new asset inflows and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.


Head office functions and other operations

                                                   2007      2006
Income Statement Information                       GBPm      GBPm
Net interest income                                 128        80
Net fee and commission expense                     (424)     (301)
                                               --------- ---------
Net trading (loss)/income                           (66)       40
Net investment (expense)/income                     (17)        2
                                               --------- ---------
Principal transactions                              (83)       42
Net premiums from insurance contracts               152       139
Other income                                         35        39
                                               --------- ---------
Total income                                       (192)       (1)
Impairment (charges)/releases                        (3)       11
                                               --------- ---------
Net income                                         (195)       10
                                               --------- ---------
Operating expenses excluding amortisation of
intangible assets                                  (233)     (259)
Amortisation of intangible assets                    (1)      (10)
                                               --------- ---------
Operating expenses                                 (234)     (269)
Profit on disposal of associates and joint
ventures                                              1         -
                                               --------- ---------
Loss before tax                                    (428)     (259)
                                               --------- ---------
Balance Sheet Information
Total assets                                   GBP7.1bn  GBP7.1bn

Other Financial Measures
Risk Tendency(1),(2)                             GBP10m    GBP10m
Risk weighted assets                           GBP1.6bn  GBP1.9bn


(1) Defined on page iv.
(2) Further information on risk tendency is included on page 90.


Head office functions and other operations loss before tax increased GBP169m to GBP428m (2006: GBP259m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm's length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment  adjustments increased GBP86m to GBP233m (2006:
GBP147m). These adjustments included internal fees for structured capital market activities of GBP169m (2006: GBP87m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of GBP65m (2006: GBP23m), both of which increased net fee and commission expense in head office. The impact on the inter-segment adjustments of the timing of the recognition of insurance commissions included in Barclaycard was a reduction in head office income of GBP9m (2006: GBP44m). This net reduction was reflected in a decrease in net fee and commission income of GBP162m (2006: GBP184m) and an increase in net premium income of GBP153m (2006: GBP140m).

Principal transactions decreased to a loss of GBP83m (2006: GBP42m profit). 2006 included a GBP55m profit from a hedge of the expected Absa foreign currency earnings. 2007 included a loss of GBP33m relating to fair valuation of call options embedded within retail US$ preference shares arising from widening of own credit spreads.

Operating expenses decreased GBP35m to GBP234m (2006: GBP269m). The primary driver of this decrease was the receipt of a break fee relating to the ABN Amro transaction which, net of transaction costs, reduced expenses by GBP58m. This was partially offset by lower rental income and lower proceeds on property sales.


                                     NOTES

1.  Net interest income
                                                   2007         2006
                                                   GBPm         GBPm
Cash and balances with central banks                145           91
Available for sale investments                    2,580        2,811
Loans and advances to banks                       1,416          903
Loans and advances to customers                  19,559       16,290
Other                                             1,608        1,710
                                               ---------    ---------
Interest income                                  25,308       21,805
                                               ---------    ---------
Deposits from banks                              (2,720)      (2,819)
Customer accounts                                (4,110)      (3,076)
Debt securities in issue                         (6,651)      (5,282)
Subordinated liabilities                           (878)        (777)
Other                                            (1,339)        (708)
                                               ---------    ---------
Interest expense                                (15,698)     (12,662)
                                               ---------    ---------
Net interest income                               9,610        9,143
                                               ---------    ---------

Group net interest income increased 5% (GBP467m) to GBP9,610m (2006: GBP9,143m) reflecting balance sheet growth across a number of businesses.

Group net interest income reflects structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. The contribution of structural hedges relative to average base rates decreased to GBP351m expense (2006: GBP26m income), largely due to the smoothing effect of the structural hedge on changes in interest rates.

Other interest expense principally includes interest on repurchase agreements and hedging activity.


Business Margins

                                                        2007       2006
                                                           %          %
UK Retail Banking assets                                1.20       1.32
UK Retail Banking liabilities                           2.15       2.05
Barclays Commercial Bank assets                         1.80       1.92
Barclays Commercial Bank liabilities                    1.49       1.46
Barclaycard assets                                      6.59       7.13
International Retail and Commercial Banking - ex
Absa assets                                             1.32       1.29
International Retail and Commercial Banking - ex
Absa liabilities                                        1.91       2.06
International Retail and Commercial Banking - Absa
assets                                                  2.86       2.95
International Retail and Commercial Banking - Absa
liabilities(1)                                          3.25       2.90
Barclays Wealth assets                                  1.11       1.08
Barclays Wealth liabilities                             1.03       1.10

Average Balances
                                                        2007       2006
                                                        GBPm       GBPm
UK Retail Banking assets                              78,502     73,593
UK Retail Banking liabilities                         81,848     76,498
Barclays Commercial Bank assets                       53,600     52,018
Barclays Commercial Bank liabilities                  46,367     44,839
Barclaycard assets                                    19,191     17,918
International Retail and Commercial Banking - ex
Absa assets                                           33,321     27,210
International Retail and Commercial Banking - ex
Absa liabilities                                      12,484     10,423
International Retail and Commercial Banking - Absa
assets                                                26,132     24,388
International Retail and Commercial Banking - Absa
liabilities(1)                                        11,659     11,071
Barclays Wealth assets                                 7,403      5,543
Barclays Wealth liabilities                           31,151     27,744


(1) International Retail and Commercial Banking - Absa liabilities business margins, average balances and business net interest income for 2006 have been restated.

Business net interest income
                                                        2007       2006
                                                        GBPm       GBPm
UK Retail Banking assets                                 939        970
UK Retail Banking liabilities                          1,763      1,566
Barclays Commercial Bank assets                          963        999
Barclays Commercial Bank liabilities                     693        655
Barclaycard assets                                     1,266      1,278
International Retail and Commercial Banking - ex
Absa assets                                              439        349
International Retail and Commercial Banking - ex
Absa liabilities                                         238        216
International Retail and Commercial Banking - Absa
assets                                                   746        719
International Retail and Commercial Banking - Absa
liabilities(1)                                           379        321
Barclays Wealth assets                                    82         60
Barclays Wealth liabilities                              320        306
                                                    ---------  ---------
Business net interest income                           7,828      7,439
                                                    ---------  ---------

Reconciliation of business interest income to Group net interest income

                                                        2007       2006
                                                        GBPm       GBPm
Business net interest income                           7,828      7,439
Other:
Barclays Capital                                       1,179      1,158
Barclays Global Investors                                 (8)        10
Other                                                    611        536
                                                    ---------  ---------
Group net interest income                              9,610      9,143
                                                    ---------  ---------


Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives. The benefit of capital attributed to these businesses is excluded from the calculation of business margins and business net interest income.

Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to the benefit of capital excluded from the business margin calculation, Head office functions and other operations and net funding on non-customer assets and liabilities.

(1) International Retail and Commercial Banking - Absa liabilities business margins, average balances and business net interest income for 2006 have been restated.

UK Retail Banking assets margin decreased 12 basis points to 1.20% (2006: 1.32%) principally due to the increased proportion of mortgages and the contraction in unsecured loans. UK Retail Banking liabilities margin increased 10 basis points to 2.15% (2006: 2.05%) due to pricing initiatives and changes in the product mix.

Barclays Commercial Bank assets margin decreased by 12 basis points to 1.80% (2006: 1.92%) due to changes in the product mix. Barclays Commercial Bank liabilities margin remained broadly stable at 1.49% (2006: 1.46%).

Barclaycard assets margin decreased 54 basis points to 6.59% (2006: 7.13%) due to higher average base rates across core markets and an increased weighting to secured lending.

International Retail and Commercial Banking - excluding Absa assets margin of 1.32% (2006: 1.29%) was broadly stable. International Retail and Commercial Banking - excluding Absa liabilities margin decreased 15 basis points to 1.91% (2006: 2.06%) primarily driven by changes in the product and country mix.

International Retail and Commercial Banking - Absa assets margin decreased 9 basis points to 2.86% (2006: 2.95%) due to increased competition, increases in interest rates and changes in the product mix. The liabilities margin increased 35 basis points to 3.25% (2006: 2.90%) driven by a re-pricing of customer deposits and higher interest rates.

Barclays Wealth assets margin increased 3 basis points to 1.11% (2006: 1.08%) due to changes in the product mix. The liabilities margin decreased 7 basis points to 1.03% (2006: 1.10%) due to competitive pricing.

The impact of the structural hedge on customer balances has been included within business margins and has smoothed the impact of changing interest rates before the impact of changes in product mix or product pricing.


2.  Net fee and commission income

                                                    2007      2006
                                                    GBPm      GBPm
Brokerage fees                                       109        70
Investment management fees                         1,787     1,535
Securities lending                                   241       185
Banking and credit related fees and commissions    6,363     6,031
Foreign exchange commission                          178       184
                                                --------- ---------
Fee and commission income                          8,678     8,005
                                                --------- ---------
Fee and commission expense                          (970)     (828)
                                                --------- ---------
Net fee and commission income                      7,708     7,177
                                                --------- ---------

Net fee and  commission  income  increased  7%  (GBP531m)  to  GBP7,708m  (2006:
GBP7,177m).

Fee and commission income rose 8% (GBP673m) to GBP8,678m (2006: GBP8,005m) reflecting increased management and securities lending fees in Barclays Global Investors, increased client assets and higher transactional income in Barclays Wealth and higher income generated from lending fees in Barclays Commercial Bank. Fee income in Barclays Capital increased primarily due to the acquisition of HomEq.


3.  Principal transactions


                                                    2007      2006
                                                    GBPm      GBPm
Rates related business                             4,162     2,848
Credit related business                             (403)      766
                                                --------- ---------
Net trading income                                 3,759     3,614
                                                --------- ---------
Cumulative gain from disposal of available for
sale assets                                          560       307
Dividend income                                       26        15
Net income from financial instruments designated
at fair value                                        293       447
Other investment income                              337       193
                                                --------- ---------
Net investment income                              1,216       962
                                                --------- ---------
Principal transactions                             4,975     4,576
                                                --------- ---------


Principal transactions increased 9% (GBP399m) to GBP4,975m (2006: GBP4,576m).

Net trading income increased 4% (GBP145m) to GBP3,759m (2006: GBP3,614m). The majority of the Group's net trading income arises in Barclays Capital. Growth in the Rates related business reflects very strong performances in fixed income, commodities, foreign exchange, equity and prime services. The Credit related business includes net losses from credit market turbulence and the benefits of widening credit spreads on the fair value of issued notes. Further detail on the impact on net trading income of the changes in fair value of financial instruments is provided in note 17.

Net investment income increased 26% (GBP254m) to GBP1,216m (2006: GBP962m). The cumulative gain from disposal of available for sale assets increased 82% (GBP253m) to GBP560m (2006: GBP307m) largely as a result of a number of private equity realisations and divestments. Net income from financial instruments designated at fair value decreased by 34% (GBP154m) largely due to lower growth in the value of linked insurance assets within Barclays Wealth.

Fair value movements on insurance assets included within net investment income contributed GBP113m (2006: GBP205m).


4.  Net premiums from insurance contracts

                                                    2007      2006
                                                    GBPm      GBPm
Gross premiums from insurance contracts            1,062     1,108
Premiums ceded to reinsurers                         (51)      (48)
                                                --------- ---------
Net premiums from insurance contracts              1,011     1,060
                                                --------- ---------

Net premiums from insurance  contracts decreased 5% (GBP49m) to GBP1,011m (2006:
GBP1,060m), primarily due to lower customer take up of loan protection insurance.

5.  Other income

                                                    2007      2006
                                                    GBPm      GBPm
Increase in fair value of assets held in respect
of linked liabilities to customers under
investment contracts                               5,592     7,417
Increase in liabilities to customers under
investment contracts                              (5,592)   (7,417)
Property rentals                                      53        55
Loss on part disposal of Monument credit card
portfolio                                            (27)        -
Other                                                162       159
                                                --------- ---------
Other income                                         188       214
                                                --------- ---------

Certain asset management  products offered to institutional  clients by Barclays
Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

6.  Net claims and benefits incurred under insurance contracts

                                                    2007       2006
                                                    GBPm       GBPm
Gross claims and benefits incurred under
insurance contracts                                  520        588
Reinsurers' share of claims incurred                 (28)       (13)
                                                --------- ---------
Net claims and benefits incurred under
insurance contracts                                  492        575
                                                --------- ---------

Net claims  and  benefits  incurred  under  insurance  contracts  decreased  14%
(GBP83m) to GBP492m (2006: GBP575m).

Net claims and benefits incurred under insurance contracts excluding Absa decreased by 19%, principally reflecting lower investment gains attributable to customers in Barclays Wealth.

7.  Impairment charges and other credit provisions

                                                      2007       2006
Impairment charges on loans and advances              GBPm       GBPm
New and increased impairment allowances              2,871      2,722
Releases                                              (338)      (389)
Recoveries                                            (227)      (259)
                                                   --------  ---------
Impairment charges on loans and advances (see
note 21)                                             2,306      2,074

Other credit provisions
Charges/(credits) in respect of undrawn
contractually committed facilities and guarantees      476         (6)
                                                   --------  ---------
Impairment charges on loans and advances and
other credit provisions                              2,782      2,068

Impairment charges on available for sale assets         13         86
                                                   --------  ---------
Impairment charges and other credit provisions       2,795      2,154
                                                   --------  ---------

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

Impairment charges on loans and advances               313          -
Charges in respect of undrawn facilities               469          -
                                                   --------
Impairment charges and other credit provisions on
ABS CDO Super Senior and other credit market
positions                                              782          -
                                                   --------  ---------

Total impairment charges and other credit provisions increased 30% (GBP641m) to GBP2,795m (2006: GBP2,154m).

Impairment charges on loans and advances and other credit provisions increased 35% (GBP714m) to GBP2,782m (2006: GBP2,068m) reflecting charges of GBP782m against ABS CDO Super Senior and other credit market positions.

Impairment charges on loans and advances and other credit provisions as a percentage of Group total loans and advances increased to 0.71% (2006: 0.65%); total loans and advances grew 23% to GBP389,290m (2006: GBP316,561m).

Retail

Retail impairment charges on loans and advances fell 11% (GBP204m) to GBP1,605m (2006: GBP1,809m). Retail impairment charges as a percentage of period end total loans and advances reduced to 0.98% (2006: 1.30%); total retail loans and advances increased 18% to GBP164,062m (2006: GBP139,350m).

Barclaycard   impairment  charges  improved  21%  (GBP229m)  to  GBP838m  (2006:
GBP1,067m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our impairment methodologies to standardise our approach and in anticipation of Basel II. The net positive impact of these changes in methodology was offset by the increase in impairment charges in Barclaycard International and secured consumer lending.

Impairment charges in UK Retail Banking decreased by GBP76m (12%) to GBP559m (2006: GBP635m), reflecting lower charges in unsecured Consumer Lending and Local Business driven by improved collection processes, reduced flows into delinquency, lower arrears trends and stable charge-offs. In UK Home Finance, asset quality remained strong and mortgage charges remained negligible. Mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low.

Impairment charges in International Retail and Commercial Banking - excluding Absa rose by GBP38m (93%) to GBP79m (2006: GBP41m) reflecting very strong balance sheet growth in 2006 and 2007 and the impact of lower releases in 2007.

Arrears in some of International Retail and Commercial Banking - Absa's retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 resulting in pressure on collections.

Wholesale and corporate

Wholesale and corporate impairment charges on loans and advances increased GBP436m to GBP701m (2006: GBP265m). Wholesale and corporate impairment charges as a percentage of period end total loans and advances increased to 0.31% (2006:
0.15%); total loans and advances grew 27% to GBP225,228m (2006: GBP177,211m).

Barclays Capital impairment charges and other credit provisions of GBP846m included a charge of GBP782m against ABS CDO Super Senior and other credit market exposures and GBP58m net of fees relating to drawn leveraged finance positions.

The impairment charge in Barclays Commercial Bank increased GBP38m (15%) to GBP290m (2006: GBP252m), primarily due to higher impairment charges in Larger Business, partially offset by a lower charge in Medium Business due to a tightening of the lending criteria.


8.  Operating expenses

                                                    2007      2006
                                                    GBPm      GBPm
Staff costs (refer to page 51)                     8,405     8,169
Administrative expenses                            3,978     3,980
Depreciation                                         467       455
Impairment loss - property and equipment and
intangible assets                                     16        21
Operating lease rentals                              414       345
Gain on property disposals                          (267)     (432)
Amortisation of intangible assets                    186       136
                                                 --------  --------
Operating expenses                                13,199    12,674
                                                 --------  --------


Operating expenses grew 4% (GBP525m) to GBP13,199m (2006: GBP12,674m). The increase was driven by growth of 3% (GBP236m) in staff costs to GBP8,405m (2006:
GBP8,169m) and lower gains on property disposals.

Administrative expenses remained flat at GBP3,978m (2006: GBP3,980m) reflecting good cost control across all businesses.

Operating lease rentals increased 20% (GBP69m) to GBP414m (2006: GBP345m), primarily due to increased property held under operating leases.

Operating expenses were reduced by gains from the sale of property of GBP267m (2006: GBP432m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Banking.

Amortisation  of  intangible  assets  increased  37% (GBP50m) to GBP186m  (2006:
GBP136m) primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

The Group cost:income ratio improved two percentage points to 57% (2006: 59%).


Staff costs
                                                    2007      2006
                                                    GBPm      GBPm
Salaries and accrued incentive payments            6,993     6,635
Social security costs                                508       502
Pension costs
defined contribution plans                           141       128
defined benefit plans                                150       282
Other post retirement benefits                        10        30
Other                                                603       592
                                                 --------  --------
Staff costs                                        8,405     8,169
                                                 --------  --------

Staff costs increased 3% (GBP236m) to GBP8,405m (2006: GBP8,169m).

Salaries and accrued  incentive  payments rose 5% (GBP358m) to GBP6,993m  (2006:
GBP6,635m), reflecting increased permanent and fixed term staff worldwide.

Defined  benefit plans pension costs  decreased 47% (GBP132m) to GBP150m  (2006:
GBP282m). This was mainly due to lower service costs.


Staff numbers
                                                      2007       2006
UK Banking                                          41,200     42,600
                                                   --------   --------
UK Retail Banking                                   32,800     34,500
Barclays Commercial Bank                             8,400      8,100
                                                   --------   --------
Barclaycard                                          7,800      8,500
International Retail and Commercial Banking         58,300     47,800
                                                   --------   --------
International Retail and Commercial Banking-ex
Absa                                                22,100     13,900
International Retail and Commercial Banking-Absa    36,200     33,900
                                                   --------   --------
Barclays Capital                                    16,200     13,200
Barclays Global Investors                            3,400      2,700
Barclays Wealth                                      6,900      6,600
Head office functions and other operations           1,100      1,200
                                                   --------   --------
Total Group permanent staff worldwide              134,900    122,600
                                                   --------   --------

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 61,900 (31st December 2006: 62,400) in the UK and 73,000 (31st December 2006: 60,200) internationally.

UK Retail  Banking  headcount  decreased  1,700 to 32,800 (31st  December  2006:
34,500),  due to  efficiency  initiatives  in  back  office  operations  and the transfer of operations personnel to Barclays Commercial Bank. Barclays Commercial Bank headcount increased 300 to 8,400 (31st December 2006: 8,100) due to the transfer of operations personnel from UK Retail Banking and additional investment in front line staff to drive improved geographical coverage.

Barclaycard staff numbers decreased 700 to 7,800 (31st December 2006: 8,500), due to efficiency initiatives implemented across the UK operation and the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses.

International Retail and Commercial Banking staff numbers increased 10,500 to 58,300 (31st December 2006: 47,800). International Retail and Commercial Banking
- excluding  Absa staff numbers  increased  8,200 to 22,100 (31st December 2006:
13,900) due to growth in the distribution network. International Retail and Commercial Banking - Absa staff numbers increased 2,300 to 36,200 (31st December 2006: 33,900), reflecting growth in the business and distribution network.

Barclays  Capital staff numbers  increased  3,000 to 16,200 (31st December 2006:
13,200) including 800 from the acquisition of EquiFirst. This reflected further investment in the front office, systems development and control functions to support continued business expansion. The majority of organic growth was in Asia Pacific.

Barclays Global Investors staff numbers increased 700 to 3,400 (31st December 2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Barclays Wealth staff numbers increased 300 to 6,900 (31st December 2006: 6,600) principally due to the acquisition of Walbrook and increased client facing professionals.


9.  Share of post-tax results of associates and joint ventures

                                                      2007      2006
                                                      GBPm      GBPm
Profit from associates                                  33        53
Profit/(loss) from joint ventures                        9        (7)
                                                   --------   --------
Share of post-tax results of associates and joint
ventures                                                42        46
                                                   --------   --------

The overall share of post-tax results of associates and joint ventures decreased GBP4m to GBP42m (2006: GBP46m). The share of results from associates decreased GBP20m mainly due to the sale of FirstCaribbean International Bank (2006:
GBP41m) at the end of 2006, partially offset by an increased contribution from private equity associates. The share of results from joint ventures increased by GBP16m mainly due to the contribution from private equity entities.


10.  Profit on disposal of subsidiaries, associates and joint ventures


                                                      2007      2006
                                                      GBPm      GBPm
Profit on disposal of subsidiaries, associates and
joint ventures                                          28       323
                                                   --------   --------

The profit on disposal in 2007 relates mainly to the disposal of the Group's shareholdings in Gabetti Property Solutions (GBP8m) and Intelenet Global Services (GBP13m).

11.  Tax

The tax charge for the period was based on a UK corporation tax rate of 30% (2006: 30%). The effective rate of tax for 2007, based on profit before tax, was 28.0% (2006: 27.2%). The effective tax rate differed from 30% as it took account of the different tax rates applied to profits earned outside the UK, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK rate of corporation tax from 30% to 28% on 1st April 2008 led to an additional tax charge in 2007 as a result of its effect on the Group's net deferred tax asset. The tax charge for the year included GBP946m (2006:
GBP1,234m) arising in the UK and GBP1,035m (2006: GBP707m) arising overseas. The effective tax rate for 2007 was higher than the 2006 rate, principally because there was a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions in 2006.


12.  Profit attributable to minority interests


                                                    2007      2006
                                                    GBPm      GBPm
Absa Group Limited                                   299       262
Preference shares                                    198       175
Reserve capital instruments                           87        92
Upper tier 2 instruments                              16        15
Barclays Global Investors minority interests          40        47
Other minority interests                              38        33
                                                 --------  --------
Profit attributable to minority interests            678       624
                                                 --------  --------

13.  Earnings per share

                                                    2007      2006

Profit attributable to equity holders of the
parent                                         GBP4,417m GBP4,571m
Dilutive impact of convertible options           (GBP25m)  (GBP30m)
                                                 --------  --------
Profit attributable to equity holders of the
parent including dilutive impact of convertible
options                                        GBP4,392m GBP4,541m

Basic weighted average number of shares in issue  6,410m    6,357m
Number of potential ordinary shares(1)              177m      150m
                                                 --------  --------
Diluted weighted average number of shares         6,587m    6,507m
                                                 --------  --------
                                                       p         p
Basic earnings per ordinary share                   68.9      71.9

Diluted earnings per ordinary share                 66.7      69.8


The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in 2007 reflected 336.8 million shares issued on 14th August 2007, 299.5 million of which were repurchased by 31st December 2007. The buyback programme was subsequently completed on 31st January 2008. The weighted average number of shares in issue in 2007 was increased by 54 million shares as a result of this temporary increase.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 177 million (2006: 150 million).

(1) Potential ordinary shares reflect the dilutive impact of share options outstanding.


14.  Dividends on ordinary shares

The Board has decided to pay, on 25th April 2008, a final dividend for the year ended 31st December 2007 of 22.5p per ordinary share for shares registered in the books of the Company at the close of business on 7th March 2008. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2008-2009 UK tax year in mid-October 2008.

The amount payable for the 2007 final dividend based on the number of shares outstanding at 31st December 2007 would be GBP1,485m (2006: GBP1,307m). This amount excludes GBP45m payable on own shares held by employee benefit trusts (2006: GBP33m).

For qualifying US and Canadian resident ADR holders, the final dividend of 22.5p per ordinary share becomes 90p per ADS (representing four shares). The ADR depositary will mail the dividend on 25th April 2008 to ADR holders on the record on 7th March 2008.

For qualifying Japanese shareholders, the final dividend of 22.5p per ordinary share will be distributed in mid-May to shareholders on the record on 7th March 2008.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA; or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary). The completed form should be returned to The Plan Administrator on or before 4th April 2008 for it to be effective in time for the payment of the dividend on 25th April 2008. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.


15. Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

                                                    2007        2006
                                                    GBPm        GBPm
Non-trading financial instruments fair valued
through profit and loss held in respect of
linked liabilities                                90,851      82,798
Cash and bank balances within the funds            1,788       1,839
                                                 --------    --------
Assets held in respect of linked liabilities to
customers under investment contracts              92,639      84,637
                                                 --------    --------
Liabilities arising from investment contracts    (92,639)    (84,637)
                                                 --------    --------

16.  Derivative financial instruments

The tables below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading and hedging purposes. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for hedging purposes and meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.


                                         Contract            2007
                                         notional          Fair value
                                           amount      Assets    Liabilities
Derivatives designated as held for           GBPm        GBPm           GBPm
trading
Foreign exchange derivatives            2,208,369      30,348        (30,300)
Interest rate derivatives              23,608,949     139,940       (138,426)
Credit derivatives                      2,472,249      38,696        (35,814)
Equity and stock index and commodity
derivatives                               910,328      37,966        (42,838)
                                      ------------ -----------   ------------
Total derivative assets/(liabilities)
held for trading                       29,199,895     246,950       (247,378)
                                      ------------ -----------   ------------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                     55,292         458           (437)
Derivatives designated as fair value
hedges                                     23,952         462           (328)
Derivatives designated as hedges of
net investments                            12,620         218           (145)
                                      ------------ -----------   ------------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                              91,864       1,138           (910)
                                      ------------ -----------   ------------
Total recognised derivative assets/
(liabilities)                          29,291,759     248,088       (248,288)
                                      ------------ -----------   ------------


                                         Contract              2006
                                         notional            Fairvalue
                                           amount      Assets    Liabilities
Derivatives designated as held for           GBPm        GBPm           GBPm
trading
Foreign exchange derivatives            1,500,774      22,026        (21,745)
Interest rate derivatives              17,666,353      76,010        (75,854)
Credit derivatives                      1,224,548       9,275         (8,894)
Equity and stock index and commodity
derivatives                               495,080      29,962        (33,253)
                                      ------------ -----------   ------------
Total derivative assets/(liabilities)
held for trading                       20,886,755     137,273       (139,746)
                                      ------------ -----------   ------------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                     63,895         132           (401)
Derivatives designated as fair value
hedges                                     19,489         298           (441)
Derivatives designated as hedges of net
investments                                12,050         650           (109)
                                      ------------ -----------   ------------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                              95,434       1,080           (951)
                                      ------------ -----------   ------------
Total recognised derivative assets/
(liabilities)                          20,982,189     138,353       (140,697)
                                      ------------ -----------   ------------


Total derivative notionals have grown over the period primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Interest rate and credit derivative values have also increased significantly, largely due to growth in the market for these products.

Derivative assets and liabilities subject to counterparty netting agreements amounted to GBP199bn (31st December 2006: GBP102bn). Additionally, we held GBP17bn (31st December 2006: GBP8bn) of collateral against the net derivative assets exposure.

17.  Fair value measurement of financial instruments

Where a financial instrument is stated at fair value, this is determined by reference to the quoted price in an active market wherever possible. Where no such active market exists for the particular asset or liability, the Group uses an appropriate valuation technique to arrive at the fair value.

Fair value amounts can be analysed into the following categories:

Unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm's length basis.

Valuation techniques based on market observable inputs. Such techniques may include:

-          using recent arm's length market transactions;
-          reference to the current fair value of similar instruments;
- discounted cash flow analysis, pricing models or other techniques commonly used by market participants.

Valuation techniques used above, but which include significant inputs that are not observable. On initial recognition of financial instruments measured using such techniques the transaction price is deemed to provide the best evidence of fair value for accounting purposes.

The following tables set out the total financial instruments stated at fair value as at 31st December 2007 and those fair values which include unobservable inputs.


                                                     Unobservable
                                                           inputs     Total
                                                             GBPm      GBPm
Assets stated at fair value
Trading portfolio assets                                    4,457   193,691
Financial assets designated at fair value:
held on own account                                        16,819    56,629
held in respect of linked liabilities to                        -    90,851
customers under investment contracts
Derivative financial instruments                            2,707   248,088
Available for sale financial investments                      810    43,072
                                                          --------  --------
Total                                                      24,793   632,331
                                                          --------  --------

                                                     Unobservable
                                                           inputs     Total
                                                             GBPm      GBPm
Liabilities stated at fair value
Trading portfolio liabilities                                  42    65,402
Financial liabilities designated at fair value              6,172    74,489
Liabilities to customers under investment
contracts                                                       -    92,639
Derivative financial instruments                            4,382   248,288
                                                          --------  --------
Total                                                      10,596   480,818
                                                          --------  --------


The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

                                                          2007       2006
                                                          GBPm       GBPm
At 1st January                                             534        260
Additions in year                                          134        359
Amortisation and releases in the year                     (514)       (85)
                                                       --------   --------
At 31st December                                           154        534
                                                       --------   --------

18.  Barclays Capital credit market positions

Barclays Capital credit market exposures resulted in net losses of GBP1,635m in 2007, due to dislocations in the credit markets. The net losses primarily related to ABS CDO super senior exposures, with additional losses from other credit market exposures partially offset by gains from the general widening of credit spreads on issued notes held at fair value.

Credit market exposures in this note are stated relative to comparatives as at 30th June 2007, being the reporting date immediately prior to the credit market dislocations.


                                                            As at
                                                 31.12.2007      30.06.2007
                                                       GBPm            GBPm
ABS CDO Super Senior
High Grade                                            4,869           6,151
Mezzanine                                             1,149           1,629
                                                   ---------       ---------
Exposure before hedging                               6,018           7,780
Hedges                                               (1,347)           (348)
                                                   ---------       ---------
Net ABS CDO Super Senior                              4,671           7,432
                                                   ---------       ---------
Other US sub-prime
Whole loans                                           3,205           2,900
Other direct and indirect exposures                   1,832           3,146
                                                   ---------       ---------
Other US sub-prime                                    5,037           6,046
                                                   ---------       ---------
Alt-A                                                 4,916           3,760
                                                   ---------       ---------
Monoline insurers                                     1,335             140
                                                   ---------       ---------
Commercial mortgages                                 12,399           8,282
                                                   ---------       ---------
SIV-lite liquidity facilities                           152             692
                                                   ---------       ---------
Structured investment vehicles                          590             925
                                                   ---------       ---------

ABS CDO Super Senior exposure

ABS CDO Super Senior net exposure was GBP4,671m (30th June 2007: GBP7,432m). Exposures are stated net of writedowns and charges of GBP1,412m (30th June 2007:
GBP56m) and hedges of GBP1,347m (30th June 2007: GBP348m).

The collateral for the ABS CDO Super Senior exposures primarily comprised Residential Mortgage Backed Securities (RMBS). 79% of the RMBS sub-prime collateral comprised 2005 or earlier vintage mortgages. On ABS CDO super senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007. None of the above hedges of ABS CDO Super Senior exposures as at 31st December 2007. were held with monoline insurer counterparties.

Other credit market exposures

Barclays Capital held other exposures impacted by the turbulence in credit markets, including: whole loans and other direct and indirect exposures to US sub-prime and Alt-A borrowers; exposures to monoline insurers; and commercial mortgage backed securities. The net losses in 2007 from these exposures were GBP823m.

Other US sub-prime whole loan and net trading book exposure was GBP5,037m (30th June 2007: GBP6,046m). Whole loans included GBP2,843m (30th June 2007:
GBP1,886m) acquired since the acquisition of EquiFirst in March 2007, all of which were subject to Barclays underwriting criteria. As at 31st December 2007 the average loan-to-value of these EquiFirst loans was 80% with less than 3% at above 95% loan to value. 99% of the EquiFirst inventory was first lien.

Net exposure to the Alt-A market was GBP4,916m (30th June 2007: GBP3,760m), through a combination of securities held on the balance sheet including those held in consolidated conduits and residuals. Alt-A exposure is generally to borrowers of a higher credit quality than sub-prime borrowers. As at 31st December 2007, 99% of the Alt-A whole loan exposure was performing, and the average loan to value ratio was 81%. 96% of the Alt-A securities held were rated AAA or AA.

Barclays Capital held assets with insurance protection or other credit enhancement from monoline insurers. The value of exposure to monoline insurers under these contracts was GBP1,335m (30th June 2007: GBP140m). There were no claims due under these contracts as none of the underlying assets were in default.

Exposures in our commercial mortgage backed securities business comprised commercial real estate loans of GBP11,103m (30th June 2007: GBP7,653m) and commercial mortgage backed securities of GBP1,296m (30th June 2007: GBP629m). The loan exposures were 54% US and 43% European. The US exposures had an average loan to value of 65% and the European exposures had an average loan to value of 71%. 87% of the commercial mortgage backed securities held as at 31st December 2007 were AAA or AA rated.

Loans and advances to customers included GBP152m (30th June 2007: GBP692m) of drawn liquidity facilities in respect of SIV-lites. Total exposure to other structured investment vehicles, including derivatives, undrawn commercial paper backstop facilities and bonds held in trading portfolio assets was GBP590m (30th June 2007: GBP925m).

Leveraged Finance

At 31st December 2007, drawn leveraged finance positions were GBP7,368m (30th June 2007: GBP7,317m). The positions were stated net of fees of GBP130m and impairment of GBP58m driven by widening of corporate credit spreads.

Own Credit

At 31st December 2007, Barclays Capital had issued notes held at fair value of GBP57,162m (30th June 2007: GBP44,622m). The general widening of credit spreads affected the carrying value of these notes and as a result revaluation gains of GBP658m were recognised in trading income.


19.  Loans and advances to banks

                                                     2007       2006
By geographical area                                 GBPm       GBPm
United Kingdom                                      5,518      6,229
Other European Union                               11,102      8,513
United States                                      13,443      9,056
Africa                                              2,581      2,219
Rest of the World                                   7,479      4,913
                                                 ---------  ---------
                                                   40,123     30,930
Less: Allowance for impairment                         (3)        (4)
                                                 ---------  ---------
Total loans and advances to banks                  40,120     30,926
                                                 ---------  ---------

20.  Loans and advances to customers

                                                       2007       2006
                                                       GBPm       GBPm
Retail business                                     164,062    139,350
Wholesale and corporate business                    185,105    146,281
                                                   ---------  ---------
                                                    349,167    285,631
Less: Allowances for impairment                      (3,769)    (3,331)
                                                   ---------  ---------
Total loans and advances to customers               345,398    282,300
                                                   ---------  ---------
By geographical area
United Kingdom                                      190,347    170,518
Other European Union                                 56,533     43,430
United States                                        40,300     25,677
Africa                                               39,167     31,691
Rest of the World                                    22,820     14,315
                                                   ---------  ---------
                                                    349,167    285,631
Less: Allowance for impairment                       (3,769)    (3,331)
                                                   ---------  ---------
Total loans and advances to customers               345,398    282,300
                                                   ---------  ---------
By industry
Financial institutions                               71,160     45,954
Agriculture, forestry and fishing                     3,319      3,997
Manufacturing                                        16,974     15,451
Construction                                          5,423      4,056
Property                                             17,018     16,528
Government                                            2,036      2,426
Energy and water                                      8,632      6,810
Wholesale and retail distribution and leisure        17,768     15,490
Transport                                             6,258      5,586
Postal and communication                              5,404      2,180
Business and other services                          30,363     26,999
Home loans                                          112,087     94,635
Other personal                                       41,535     35,377
Finance lease receivables                            11,190     10,142
                                                   ---------  ---------
                                                    349,167    285,631
Less: Allowance for impairment                       (3,769)    (3,331)
                                                   ---------  ---------
Total loans and advances to customers               345,398    282,300
                                                   ---------  ---------

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.


21.  Allowance for impairment on loans and advances

                                                     2007       2006
                                                     GBPm       GBPm
At beginning of year                                3,335      3,450
Acquisitions and disposals                            (73)       (23)
Exchange and other adjustments                         53       (153)
Unwind of discount                                   (113)       (98)
Amounts written off (see below)                    (1,963)    (2,174)
Recoveries (see below)                                227        259
Amounts charged against profit (see below)          2,306      2,074
                                                 ---------  ---------
At end of year                                      3,772      3,335
                                                 ---------  ---------
Amounts written off
United Kingdom                                     (1,530)    (1,746)
Other European Union                                 (143)       (74)
United States                                        (145)       (46)
Africa                                               (145)      (264)
Rest of the World                                       -        (44)
                                                 ---------  ---------
                                                   (1,963)    (2,174)
                                                 ---------  ---------
Recoveries
United Kingdom                                        154        178
Other European Union                                   32         18
United States                                           7         22
Africa                                                 34         33
Rest of the World                                       -          8
                                                 ---------  ---------
                                                      227        259
                                                 ---------  ---------

New and increased impairment allowances
United Kingdom                                      1,960      2,253
Other European Union                                  192        182
United States                                         431         60
Africa                                                268        209
Rest of the World                                      20         18
                                                 ---------  ---------
                                                    2,871      2,722
                                                 ---------  ---------

Less: Releases of impairment allowance
United Kingdom                                       (213)      (195)
Other European Union                                  (37)       (72)
United States                                         (50)       (26)
Africa                                                (20)       (33)
Rest of the World                                     (18)       (63)
                                                 ---------  ---------
                                                     (338)      (389)
                                                 ---------  ---------
Recoveries                                           (227)      (259)
                                                 ---------  ---------
Total impairment charges on loans and advances      2,306      2,074
                                                 ---------  ---------


                                                     2007       2006
Allowance                                            GBPm       GBPm
United Kingdom                                      2,526      2,477
Other European Union                                  344        311
United States                                         356        100
Africa                                                514        417
Rest of the World                                      32         30
                                                 ---------  ---------
At end of year                                      3,772      3,335
                                                 ---------  ---------


22.  Potential credit risk loans

                                                     2007       2006
                                                     GBPm       GBPm

Impaired loans
- Loans and advances                                5,230      4,444
- ABS CDO Super Senior                              3,344          -
                                                 ---------  ---------
                                                    8,574      4,444
Accruing loans which are contractually overdue
90 days or more as to principal or interest           794        598
Impaired and restructured loans                       273         46
                                                 ---------  ---------
Credit risk loans(1)                                9,641      5,088

Potential problem loans
Loans and advances                                    846        761
ABS CDO Super Senior and SIV-lites                    951          -
                                                 ---------  ---------
                                                    1,797        761
                                                 ---------  ---------
Potential credit risk loans                        11,438      5,849
                                                 ---------  ---------
Geographical split
Impaired loans:
United Kingdom                                      3,605      3,340
Other European Union                                  472        410
United States                                       3,703        129
Africa                                                757        535
Rest of the World                                      37         30
                                                 ---------  ---------
Total                                               8,574      4,444
                                                 ---------  ---------
Accruing loans which are contractually overdue
90 days or more as to principal or interest
United Kingdom                                        676        516
Other European Union                                   79         58
United States                                          10          3
Africa                                                 29         21
Rest of the World                                       -          -
                                                 ---------  ---------
Total                                                 794        598
                                                 ---------  ---------

(1) The term credit risk loans has replaced non-performing loans as the collective term for impaired loans, accruing loans which are more than 90 days past due and impaired and restructured loans. This recognises the fact that the impaired loans category may include loans which, while impaired, are still performing.

                                                    2007       2006
                                                    GBPm       GBPm
Impaired and restructured loans
United Kingdom                                       179          -
Other European Union                                  14         10
United States                                         38         22
Africa                                                42         14
Rest of the World                                      -          -
                                                ---------  ---------
Total                                                273         46
                                                ---------  ---------
Credit risk loans
United Kingdom                                     4,460      3,856
Other European Union                                 565        478
United States                                      3,751        154
Africa                                               828        570
Rest of the World                                     37         30
                                                ---------  ---------
Total                                              9,641      5,088
                                                ---------  ---------
Potential problem loans
United Kingdom                                       419        465
Other European Union                                  59         32
United States                                        964         21
Africa                                               355        240
Rest of the World                                      -          3
                                                ---------  ---------
Total                                              1,797        761
                                                ---------  ---------

Potential credit risk loans
United Kingdom                                     4,879      4,321
Other European Union                                 624        510
United States                                      4,715        175
Africa                                             1,183        810
Rest of the World                                     37         33
                                                ---------  ---------
Total                                             11,438      5,849
                                                ---------  ---------


                                                    2007       2006
Allowance coverage of credit risk loans                %          %
United Kingdom                                      56.6       64.2
Other European Union                                60.9       65.1
United States                                        9.5       64.9
Africa                                              62.1       73.2
Rest of the World                                   86.5      100.0
                                                ---------  ---------
Total                                               39.1       65.6
                                                ---------  ---------

Allowance coverage of potential credit risk            %          %
loans
United Kingdom                                      51.8       57.3
Other European Union                                55.1       61.0
United States                                        7.6       57.1
Africa                                              43.4       51.5
Rest of the World                                   86.5       91.0
                                                ---------  ---------
Total                                               33.0       57.0
                                                ---------  ---------

Allowance coverage of credit risk loans:               %          %
Retail                                              55.8       65.6
Wholesale and corporate                             24.9       65.5
                                                ---------  ---------
Total                                               39.1       65.6
                                                ---------  ---------

Total excluding ABS CDO Super Senior exposure       55.6       65.6

Allowance coverage of potential credit risk            %          %
loans:
Retail                                              51.0       59.8
Wholesale and corporate                             19.7       50.6
                                                ---------  ---------
Total                                               33.0       57.0
                                                ---------  ---------

Total excluding ABS CDO Super Senior exposure       49.0       57.0


Allowance coverage of credit risk loans and potential credit risk loans excluding the drawn ABS CDO Super Senior exposure decreased to 55.6% (31st December 2006: 65.6%) and 49.0% (31st December 2006: 57.0%), respectively. The decrease in these ratios reflected a change in the mix of credit risk loans and potential credit risk loans: unsecured retail exposures, where the recovery outlook is relatively low, decreased as a proportion of the total as the collections and underwriting processes were improved. Secured retail and wholesale and corporate exposures, where the recovery outlook is relatively high, increased as a proportion of credit risk loans and potential credit risk loans.

Allowance coverage of ABS CDO Super Senior credit risk loans was low relative to allowance coverage of other credit risk loans since substantial protection against loss is also provided by subordination and hedges. On ABS CDO super senior exposures, the combination of subordination, hedging and writedowns provide protection against loss levels to 72% on US sub-prime collateral as at 31st December 2007.


23.  Available for sale financial investments

                                                    2007       2006
                                                    GBPm       GBPm
Debt securities                                   38,673     47,912
Equity securities                                  1,676      1,371
Treasury bills and other eligible bills            2,723      2,420
                                                ---------  ---------
                                                  43,072     51,703
                                                ---------  ---------

24.  Other assets

                                                    2007       2006
                                                    GBPm       GBPm
Sundry debtors                                     4,042      4,298
Prepayments                                          551        658
Accrued income                                       400        722
Insurance assets, including unit linked
assets                                               157        172
                                                ---------  ---------
                                                   5,150      5,850
                                                ---------  ---------

25.  Other liabilities
                                                    2007       2006
                                                    GBPm       GBPm
Obligations under finance leases payable              83         92
Sundry creditors                                   4,341      4,118
Accruals and deferred income                       6,075      6,127
                                                ---------  ---------
                                                  10,499     10,337
                                                ---------  ---------

26.  Provisions

                                                    2007       2006
                                                    GBPm       GBPm
Redundancy and restructuring                          82        102
Undrawn contractually committed facilities and
guarantees                                           475         46
Onerous contracts                                     64         71
Sundry provisions                                    209        243
                                                ---------  ---------
                                                     830        462
                                                ---------  ---------

27.  Retirement benefit liabilities

The Group's IAS 19 pension surplus across all schemes as at 31st December 2007 was GBP393m (31st December 2006: deficit of GBP817m). There are net recognised liabilities of GBP1,501m (31st December 2006: GBP1,719m) and unrecognised actuarial gains of GBP1,894m (31st December 2006: GBP902m). The net recognised liabilities comprised retirement benefit liabilities of GBP1,537m (31st December 2006: GBP1,807m) and assets of GBP36m (31st December 2006: GBP88m).

The Group's IAS 19 pension surplus in respect of the main UK scheme as at 31st December 2007 was GBP668m (31st December 2006: deficit of GBP475m). Among the reasons for the movement of GBP1,143m was the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.82% (31st December 2006: 5.12%), partially offset by lower than expected returns and an increase in the inflation assumption to 3.45% (31st December 2006: 3.08%).


28.  Total shareholders' equity

                                                   2007      2006
                                                   GBPm      GBPm
Called up share capital                           1,651     1,634
Share premium account                                56     5,818
                                               --------- ---------
Available for sale reserve                          154       132
Cash flow hedging reserve                            26      (230)
Capital redemption reserve                          384       309
Other capital reserve                               617       617
Currency translation reserve                       (307)     (438)
                                               --------- ---------
Other reserves                                      874       390
Retained earnings                                20,970    12,169
Less: Treasury shares                              (260)     (212)
                                               --------- ---------
Shareholders' equity excluding minority
interests                                        23,291    19,799
                                               --------- ---------
Preference shares                                 4,744     3,414
Reserve capital instruments                       1,906     1,906
Upper tier 2 instruments                            586       586
Absa minority interests                           1,676     1,451
Other minority interests                            273       234
                                               --------- ---------
Minority interests                                9,185     7,591
                                               --------- ---------
Total shareholders' equity                       32,476    27,390
                                               --------- ---------

Total shareholders' equity increased GBP5,086m to GBP32,476m (2006: 27,390m).

Called up share capital comprises 6,600 million (2006: 6,535 million) ordinary shares of 25p each and 1 million (2006: 1 million) staff shares of GBP1 each. Called up share capital increased by GBP17m representing the nominal value of shares issued to Temasek Holdings, China Development Bank (CDB) and employees under share option plans largely offset by a reduction in nominal value arising from share buy-backs. Share premium reduced by GBP5,762m; the reclassification of GBP7,223m to retained earnings resulting from the High Court approved cancellation of share premium was partly offset by additional premium arising on the issuance to CDB and on employee options. The capital redemption reserve increased by GBP75m representing the nominal value of the share buy-backs.

Retained earnings increased by GBP8,801m. Increases primarily arose from profit attributable to equity holders of the parent of GBP4,417m, the reclassification of share premium of GBP7,223m and the proceeds of the Temasek issuance in excess of nominal value of GBP941m. Reductions primarily arose from external dividends paid of GBP2,079m and the total cost of share repurchases of GBP1,802m.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 82.

Minority interests increased GBP1,594m to GBP9,185m (2006: GBP7,591m). The increase was primarily driven by a preference share issuance of GBP1,322m and an increase in the minority interest in Absa of GBP225m.


29.  Contingent liabilities and commitments

                                                   2007      2006
                                                   GBPm      GBPm
Acceptances and endorsements                        365       287
Guarantees and letters of credit pledged as
collateral for security                          35,692    31,252
Other contingent liabilities                      9,717     7,880
                                               --------- ---------
Contingent liabilities                           45,774    39,419
                                               --------- ---------
Commitments                                     192,639   205,504
                                               --------- ---------

30.  Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22 January 2008, the United States Supreme Court denied the plaintiffs' request for review. Following the Supreme Court's decision, the District Court ordered a further briefing concerning the status of the plaintiffs' claims. Barclays plans to seek the dismissal of the plaintiffs' claims.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 or are unenforceable penalties or both. Pending resolution of the test case referred to below (the "test case"), existing and new claims in the County Courts are stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. In July 2007, and by agreement with all parties, the OFT launched the test case by commencing proceedings against seven banks and one building society including Barclays, the first stage of which seeks declarations on two issues of legal principle. The hearing commenced on 17 January 2008. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

31.  Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group's control but could have an impact on the Group's businesses and earnings.In June 2005 an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission's Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.

In September 2005 the UK Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. This inquiry could last for up to two years. Also in October 2006, the UK Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission inquiry in 2002 into the supply of banking services to small and medium enterprises. Based on the OFT's report, the Competition Commission issued its final decision on 21st December 2007 and decided to release the UK's four largest clearing banks (including Barclays) from most of the transitional undertakings given by them in 2002.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which? This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT's programme of work is expected to take six months.

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards in April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1st August 2006.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The market study will look at: (i) whether the provision of "free if in credit" PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from "free if in credit" PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers' ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. The OFT will publish its interim findings after the test case (see below).

In July 2007, the OFT commenced a test case in the High Court by agreement with Barclays and seven other financial institutions in which the parties seek declarations on two legal issues arising from the banks' terms and conditions relating to overdraft charges. The test case does not encompass claims from local, medium or larger business customers. The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. Please also refer to the "Legal proceedings" section on page 73.

In January 2007, the FSA issued a statement of good practice relating to mortgage exit administration fees. Barclays agreed to charge the fee applicable at the time the customer took out the mortgage, which was one of the options recommended by the FSA.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons or entities subject to these sanctions and has been reporting to governmental agencies about the results of that review. Barclays received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney's Office and the US Department of Justice, which, along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with regulators, the Department of Justice and the District Attorney's Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial effect of any resolution, which could be substantial. Barclays does not expect these matters to have a material adverse effect on the financial position of the Group, but it is not possible to estimate the effect they might have upon operating results in any particular financial period.

32.  Market Risk

Market risk is the risk that Barclays earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 13% to GBP42.0m (2006: GBP37.1m). Interest rate and credit spread risks were broadly unchanged while commodity DVaR and equity DVaR increased by GBP8.9m and GBP3.4m respectively. Diversification across risk types remained significant, reflecting the broad product mix. Total DVaR as at 31st December 2007 was GBP53.9m (31st December 2006: GBP41.9m), reflecting the increased market volatility in the second half of the year.

Analysis of Barclays Capital's market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:


DVaR


                                                   Twelve Months to
                                                  31st December 2007
                                           -------------------------------
                                              Average    High(1)   Low(1)
                                               GBPm      GBPm      GBPm
Interest rate risk                             20.0      33.3      12.6
Credit spread risk                             24.9      43.3      14.6
Commodity risk                                 20.2      27.2      14.8
Equity risk                                    11.2      17.6       7.3
Foreign exchange risk                           4.9       9.6       2.9
Diversification effect                        (39.2)      n/a       n/a
                                           --------- ---------  ---------
Total DVaR                                     42.0      59.3      33.1
                                           --------- ---------  ---------

                                                   Twelve Months to
                                                  31st December 2006
                                           ------------------------------
                                              Average    High(1)   Low(1)
                                               GBPm      GBPm      GBPm
Interest rate risk                             20.1      28.8      12.3
Credit spread risk                             24.3      33.1      17.9
Commodity risk                                 11.3      21.6       5.7
Equity risk                                     7.8      11.6       5.8
Foreign exchange risk                           4.0       7.7       1.8
Diversification effect                        (30.4)      n/a       n/a
                                           --------- ---------  ---------
Total DVaR                                     37.1      43.2      31.3
                                           --------- ---------  ---------


(1) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.


33.  Capital Ratios


                                      Basel II  Basel I   Basel I
Risk weighted assets:                    2007      2007      2006
Banking book                             GBPm      GBPm      GBPm
On-balance sheet                                231,496   197,979
Off-balance sheet                                32,620    33,821
Associated undertakings and joint
ventures(1)                                       1,354     2,072
                                     --------- --------- ---------
Total banking book                    244,474   265,470   233,872
                                     --------- --------- ---------
Trading book
Market risks                           39,812    36,265    30,291
Counterparty and settlement risks      41,203    51,741    33,670
                                     --------- --------- ---------
Total trading book                     81,015    88,006    63,961
Operational risk                       28,389
                                     --------- --------- ---------
Total risk weighted assets            353,878   353,476   297,833
                                     --------- --------- ---------
Capital resources:
Tier 1
Called up share capital                 1,651     1,651     1,634
Eligible reserves                      22,939    22,526    19,608
Minority interests(2)                  10,551    10,551     7,899
Tier 1 notes(3)                           899       899       909
Less: intangible assets                (8,191)   (8,191)   (7,045)
Less: deductions from Tier 1
capital(1)                             (1,106)      (28)        -
                                     --------- --------- ---------
Total qualifying Tier 1 capital        26,743    27,408    23,005
                                     --------- --------- ---------
Tier 2

Revaluation reserves                       26        26        25
Available for sale-equity gains           295       295       221
Collectively assessed impairment          440     2,619     2,556
allowances
Minority Interests                        442       442       451
Qualifying subordinated liabilities(4):
Undated loan capital                    3,191     3,191     3,180
Dated loan capital                     10,578    10,578     7,603
Less: deductions from Tier 2
capital(1)                             (1,106)      (28)        -
                                     --------- --------- ---------
Total qualifying Tier 2 capital        13,866    17,123    14,036
                                     --------- --------- ---------
Less: Regulatory deductions:
Investments not consolidated for         (633)     (633)     (982)
supervisory purposes
Other deductions                         (193)   (1,256)   (1,348)
                                     --------- --------- ---------
Total deductions                         (826)   (1,889)   (2,330)
                                     --------- --------- ---------
Total net capital resources            39,783    42,642    34,711
                                     --------- --------- ---------
                                            %         %         %
Equity Tier 1 ratio                       5.1       5.0       5.3
Tier 1 ratio                              7.6       7.8       7.7
Risk asset ratio                         11.2      12.1      11.7


(1) From 1st January 2007, under the FSA's Prudential Sourcebook for Banks, Building Societies and Investment Firms, eligible associates are proportionally, rather than fully, consolidated for regulatory purposes and certain deductions are made directly from Tiers 1 and 2 rather than being included in regulatory deductions.

(2) Includes  reserve  capital  instruments  of GBP3,908m  (31st  December 2006:
GBP2,765m). Of this amount, GBP1,118m was issued during 2007. This issue is classified within subordinated liabilities on the consolidated balance sheet.

(3) Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

(4) Subordinated liabilities included in Tier 2 Capital are subject to limits laid down in the regulatory requirements.

Basel I

At 31st December 2007, the Tier 1 capital ratio was 7.8% and the risk asset ratio was 12.1%. From 31st December 2006, total net capital resources rose GBP7.9bn and risk weighted assets increased GBP55.6bn.

Tier 1 capital rose GBP4.4bn, including GBP2.3bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased GBP2.7bn primarily due to the issuance of reserve capital instruments and preference shares. The deduction for goodwill and intangible assets increased by GBP1.1bn. Tier 2 capital increased GBP3.1bn mainly as a result of an increase of GBP3.0bn of dated loan capital.

Basel II

Barclays commenced calculating its risk weighted assets under the new Basel II Capital framework from 1st January 2008.

Risk weighted assets (RWAs) calculated on a Basel II basis are broadly in line with RWAs calculated on a Basel I basis. A reduction in credit and counterparty RWAs of GBP31.5bn more than offset the identification of capital equivalent RWAs of GBP28.4bn attributable to operational risk. The reduced RWAs attributable to credit risk were mainly driven by recognition of the low risk profile of first charge residential mortgages in UK Retail Banking and Absa and the use of internal models to assess exposures to counterparty risk in the trading book. These were partially offset by higher counterparty risk weightings in emerging markets and greater recognition of undrawn commitments.

Compared to Basel I, deductions from Tier 1 and Tier 2 capital under Basel II include additional amounts relating to expected loss and securitisations. For advanced portfolios, any excess of expected loss over impairment allowances is deducted half from Tier 1 and half from Tier 2 capital. Deductions relating to securitisation transactions, which are made from total capital under Basel I, are deducted half from Tier 1 and half from Tier 2 capital under Basel II.

For portfolios treated under the standardised approach, the inclusion of collectively assessed impairment allowances in Tier 2 capital remains the same under Basel II. Collectively assessed impairment allowances against exposures treated under Basel II advanced approaches are not eligible for direct inclusion in Tier 2 capital.

34.  Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes is set out below:


                                                      2007       2006
                                                      GBPm       GBPm
Shareholders' equity excluding minority interests   23,291     19,799

Available for sale reserve                            (154)      (132)
Cash flow hedging reserve                              (26)       230
Adjustments to retained earnings
Defined benefit pension scheme                       1,053      1,165
Additional companies in regulatory consolidation
and non-consolidated companies                        (281)      (498)
Foreign exchange on RCIs and upper Tier 2 loan
stock                                                  478        504
Adjustment for own credit                             (461)         -
Other adjustments                                      277        174
                                                   --------   --------
Called up share capital and eligible reserves for
regulatory purposes                                 24,177     21,242
                                                   --------   --------

Under Basel II, called up share capital and eligible reserves for regulatory purposes included GBP413m of additional eligible reserves compared to Basel I.

35.  Total assets and risk weighted assets

Total assets
                                                    2007       2006
                                                    GBPm       GBPm
UK Banking                                       161,777    147,576
                                                ---------  ---------
UK Retail Banking                                 87,833     81,692
Barclays Commercial Bank                          73,944     65,884
                                                ---------  ---------
Barclaycard                                       22,164     20,082
International Retail and Commercial Banking       89,457     68,588
                                                ---------  ---------
International Retail and Commercial Banking-ex
Absa                                              52,204     38,191
International Retail and Commercial
Banking-Absa                                      37,253     30,397
                                                ---------  ---------
Barclays Capital                                 839,662    657,922
Barclays Global Investors                         89,224     80,515
Barclays Wealth                                   18,024     15,022
Head office functions and other operations         7,053      7,082
                                                ---------  ---------
                                               1,227,361    996,787
                                                ---------  ---------

Risk weighted assets(1)
                                                    2007       2006
                                                    GBPm       GBPm
UK Banking                                        99,836     92,981
                                                ---------  ---------
UK Retail Banking                                 45,992     43,020
Barclays Commercial Bank                          53,844     49,961
                                                ---------  ---------
Barclaycard                                       19,929     17,035
International Retail and Commercial Banking       53,269     40,810
                                                ---------  ---------
International Retail and Commercial Banking-ex
Absa                                              29,667     20,082
International Retail and Commercial
Banking-Absa                                      23,602     20,728
                                                ---------  ---------
Barclays Capital                                 169,124    137,635
Barclays Global Investors                          1,994      1,375
Barclays Wealth                                    7,692      6,077
Head office functions and other operations         1,632      1,920
                                                ---------  ---------
                                                 353,476    297,833
                                                ---------  ---------

(1)                Risk weighted assets are calculated under Basel I


Total assets increased 23% to GBP1,227.4bn (2006: GBP996.8bn). Risk weighted assets increased 19% to GBP353.5bn (31st December 2006: GBP297.8bn). Loans and advances to customers that have been securitised increased GBP4.3bn to GBP28.7bn (31st December 2006: GBP24.4bn). The increase in risk weighted assets since 2006 reflected a rise of GBP31.6bn in the banking book and a rise of GBP24.0bn in the trading book.

UK Retail  Banking total assets  increased 7% to GBP87.8bn  (31st December 2006:
GBP81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased by 7% to GBP46.0bn (31st December 2006: GBP43.0bn) with growth in mortgages partially offset by an increase in securitised balances and other reductions.

Barclays Commercial Bank total assets grew 12% to GBP73.9bn (31st December 2006:
GBP65.9bn) driven by growth across lending products. Risk weighted assets increased 8% to GBP53.8bn (31st December 2006: GBP50.0bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard  total  assets  increased  10% to  GBP22.2bn  (31st  December  2006:
GBP20.1bn). Risk weighted assets increased 17% to GBP19.9bn (31st December 2006:
GBP17.0bn), primarily reflecting the increase in total assets, redemption of securitisation transactions, partially offset by changes to the treatment of regulatory associates and the sale of part of the Monument card portfolio.

International Retail and Commercial Banking - excluding Absa total assets grew 37% to GBP52.2bn (31st December 2006: GBP38.2bn). This growth was mainly driven by increases in retail mortgages and unsecured lending in Western Europe and increases in unsecured lending in Emerging Markets. Risk weighted assets increased 48% to GBP29.7bn (31st December 2006: GBP20.1bn), reflecting asset growth and a change in product mix.

International Retail and Commercial Banking - Absa total assets increased 23% to GBP37.3bn (31st December 2006: GBP30.4bn), primarily driven by increases in mortgages and commercial property finance. Risk weighted assets increased 14% to GBP23.6bn (31st December 2006: GBP20.7bn), reflecting balance sheet growth.

Barclays  Capital  total  assets rose 28% to  GBP839.7bn  (31st  December  2006:
GBP657.9bn). Derivative assets increased GBP109.3bn primarily due to movements across a range of market indices. This was accompanied by a corresponding increase in derivative liabilities. The increase in non-derivative assets reflects an expansion of the business across a number of asset classes, combined with an increase in drawn leveraged loan positions and mortgage-related assets. Risk weighted assets increased 23% to GBP169.1bn (31st December 2006:
GBP137.6bn) reflecting growth in fixed income, equities and credit derivatives.

Barclays Global Investors total assets increased 11% to GBP89.2bn (31st December 2006: GBP80.5bn), mainly attributable to growth in certain asset management products recognised as investment contracts. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 43% to GBP2.0bn (31st December 2006: GBP1.4bn) mainly attributable to overall growth in the balance sheet and the mix of securities lending activity.

Barclays  Wealth total assets  increased 20% to GBP18.0bn  (31st  December 2006:
GBP15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 26% to GBP7.7bn (31st December 2006: GBP6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets remained flat at GBP7.1bn (31st December 2006: GBP7.1bn). Risk weighted assets decreased 16% to GBP1.6bn (31st December 2006: GBP1.9bn).


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                    2007       2006
                                                    GBPm       GBPm
Net movements in available for sale reserve            2       (140)
Net movements in cash flow hedging reserve           359       (487)
Net movements in currency translation reserve         54       (781)
Tax                                                   54        253
Other movements                                       22         25
                                                ---------  ---------
Amounts included directly in equity                  491     (1,130)
Profit after tax                                   5,095      5,195
                                                ---------  ---------
Total recognised income and expense                5,586      4,065
                                                ---------  ---------
Attributable to:
Equity holders of the parent                       4,854      3,682
Minority interests                                   732        383
                                                ---------  ---------
                                                   5,586      4,065
                                                ---------  ---------

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The transfer of net gains to the income statement, primarily on disposal of assets, was offset by the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in 2007 reflects the transfer of net losses to the income statement and the recognition of net unrealised gains from changes in the fair value of the hedging instruments.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in 2007 primarily reflects the impact of changes in the value of the Euro on net investments partially offset by the impact of changes in the value of the US Dollar on net investments and other currency movements on net investments which are hedged on a post-tax basis. The Euro and US Dollar net investments are economically hedged through Euro-denominated and US Dollar-denominated preference share capital, which is not revalued for accounting purposes.


                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                    2007      2006
                                                    GBPm      GBPm
Net cash flow from operating activities          (10,747)   10,047
Net cash flow from investing activities           10,064    (1,154)
Net cash flow from financing activities            3,358       692
Effects of exchange rate on cash and cash
equivalents                                         (550)      562
                                                ---------  ---------
Net increase in cash and cash equivalents          2,125    10,147
Cash and cash equivalents at beginning of
period                                            30,952    20,805
                                                ---------  ---------
Cash and cash equivalents at end of period        33,077    30,952
                                                ---------  ---------


                             PERFORMANCE MANAGEMENT

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Operational Risk, Business Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus removing cyclicality from the economic capital calculation. Economic capital for wholesale credit risk includes counterparty risk arising as a result of credit risk on traded market exposures. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment (as shown under economic capital supply, page 86) and including preference shares.

The Group's economic capital calculations now form the basis of the Group's submissions for the Basel II Internal Capital Adequacy Assessment process.


Economic capital demand(1)

                                                   2007      2006
                                                   GBPm      GBPm
UK Banking                                        6,600     6,000
                                                ---------  ---------
UK Retail Banking                                 3,400     3,300
Barclays Commercial Bank                          3,200     2,700
                                                ---------  ---------
Barclaycard                                       2,100     1,950
International Retail and Commercial Banking       2,550     1,950
                                                ---------  ---------
International Retail and Commercial Banking-ex
Absa                                              1,600     1,200
International Retail and Commercial
Banking-Absa                                        950       750
                                                ---------  ---------
Barclays Capital                                  5,200     3,750
Barclays Global Investors                           200       150
Barclays Wealth                                     500       400
Head office functions and other operations(2)       250       300
                                                ---------  ---------
Economic Capital requirement (excluding
goodwill)                                        17,400    14,500
Average historic goodwill and intangible assets
(3)                                               8,400     7,750
                                                ---------  ---------
Total economic capital requirement(4)            25,800    22,250
                                                ---------  ---------

UK Retail Banking economic capital allocation increased GBP100m to GBP3,400m (2006: GBP3,300m), reflecting asset growth in UK mortgages offset by a reduction in consumer lending following methodology enhancements. Barclays Commercial Bank economic capital allocation increased GBP500m to GBP3,200m (2006: GBP2,700m) as a consequence of asset growth and implementation of updated Credit and Operational Risk models.

Barclaycard  economic capital  allocation  increased GBP150m to GBP2,100m (2006:
GBP1,950m), as a consequence of asset growth, predominantly in secured lending and in Barclaycard International, offset by a reduction in UK cards following the sale of the Monument card portfolio.

International Retail and Commercial Banking - excluding Absa economic capital allocation increased GBP400m to GBP1,600m (2006: GBP1,200m). This was driven by lending growth across Western Europe and Emerging Markets and some credit deterioration in Africa. International Retail and Commercial Banking - Absa economic capital allocation (excluding the risk borne by the minority interest) increased GBP200m to GBP950m (2006: GBP750m), reflecting lending growth in the business bank portfolio.

Barclays  Capital  economic  capital  increased  GBP1,450m to  GBP5,200m  (2006:
GBP3,750m). This was driven by growth in the investment portfolio, exposure to drawn leveraged finance underwriting positions and deterioration in credit quality in the US.

(1) Calculated using a five point average over the year and rounded to the nearest GBP50m for presentation purposes.

(2) Includes Transition Businesses and capital for central functional risks.

(3) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

(4) Total period end economic capital requirement as at 31st December 2007 was GBP29,650m (31st December 2006: GBP23,350m).

Economic capital supply

The capital resources to support economic capital demand comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRS and are modified in calculating available funds for economic capital. This applies specifically to:

- Cash flow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity when calculating economic capital.

- Available for sale reserve - unrealised gains and losses on available for sale financial investments are included in shareholders' equity until disposal or impairment. Such gains and losses are excluded from shareholders' equity for the purposes of calculating economic capital.

- Retirement benefits liability - the Group has recognised a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of calculating economic capital, the Group does not reflect in the pension surplus or deficit in shareholders' equity.


The average supply of capital to support the economic capital framework is set out below(1):

                                                   2007       2006
                                                   GBPm       GBPm
Shareholders' equity excluding minority
interests less goodwill(2)                       14,150     11,400
Retirement benefits liability                     1,150      1,300
Cashflow hedging reserve                            250        100
Available for sale reserve                         (150)       (50)
Preference shares                                 3,700      3,200
                                                --------   --------
Available funds for economic capital excluding
goodwill                                         19,100     15,950
Average historic goodwill and intangible
assets(2)                                         8,400      7,750
                                                --------   --------
Available funds for economic capital including
goodwill(3)                                      27,500     23,700
                                                --------   --------

In addition to those capital resources included in economic capital supply the Group held other Tier 1 instruments of GBP4,807m as at 31st December 2007 (2006:
GBP3,674m) consisting of Tier 1 notes of GBP899m and reserve capital instruments of GBP3,908m.

These notes and instruments form part of our qualifying capital resources for regulatory purposes and provide an additional capital buffer.

(1) Averages for the period will not correspond to period-end balances disclosed
in  the  balance   sheet.   Numbers  are  rounded  to  the  nearest  GBP50m  for
presentational purposes only.

(2) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

(3) Available funds for economic capital as at 31st December 2007 stood at GBP29,700m (31st December 2006: GBP25,150m).

Economic profit

Economic profit comprises:

- Profit after tax and minority interests; less

- Capital charge (average shareholders' equity and goodwill excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%(1). The costs of servicing preference shares are included in minority interests, and so preference shares are excluded from average shareholders' equity for economic profit purposes.


                                                         2007      2006
                                                         GBPm      GBPm
Profit after tax and minority interests                 4,417     4,571
Addback of amortisation charged on acquired
intangible assets(2)                                      137        83
                                                      --------  --------
Profit for economic profit purposes                     4,554     4,654

                                                      --------  --------
Average shareholders' equity excluding minority
interests (3), (4)                                     14,150    11,400
Adjustment for unrealised loss on cashflow hedge
reserve(4)                                                250       100
Adjustment for unrealised gain on available for sale
financial investments(4)                                 (150)      (50)

Add: retirements benefits liability                     1,150     1,300

Goodwill and intangible assets arising on
acquisitions(4)                                         8,400     7,750
                                                      --------  --------
Average shareholders' equity for economic profit
purposes(3),(4)                                        23,800    20,500
                                                      --------  --------
Capital charge at 9.5%                                 (2,264)   (1,950)
                                                      --------  --------
Economic profit                                         2,290     2,704
                                                      --------  --------

(1) The Group's cost of capital has changed from 1st January 2008 to 10.5%.

(2) Amortisation charged for purchased intangibles, adjusted for tax and minority interests.

(3) Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill and intangible assets arising on acquisition, but excludes preference shares.

(4) Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentation purposes only.


Economic profit generated by business
                                                  2007        2006
                                                  GBPm        GBPm
UK Banking                                       1,272       1,327
                                               --------    --------
UK Retail Banking                                  622         589
Barclays Commercial Bank                           650         738
                                               --------    --------
Barclaycard                                        183         137
International Retail and Commercial Banking        150         493
                                               --------    --------
International Retail and Commercial
Banking-ex Absa                                     20         309
International Retail and Commercial
Banking-Absa                                       130         184
                                               --------    --------
Barclays Capital                                 1,172       1,181
Barclays Global Investors                          430         376
Barclays Wealth                                    233         130
Head office functions and other operations        (470)       (315)
                                               --------    --------
                                                 2,970       3,329
Historic goodwill and intangibles arising on
acquisition                                       (800)       (739)
Variance to average shareholders' funds
(excluding minority interest)                      120         114
                                               --------    --------
Economic profit                                  2,290       2,704
                                               --------    --------

Economic  profit for the Group  decreased  15%  (GBP414m)  to  GBP2,290m  (2006:
GBP2,704m). Gains from business disposals decreased 91% (GBP295m) to GBP28m (2006: GBP323m) and there was a 16% (GBP314m) increase in the economic capital charge.

UK Retail  Banking  economic  profit  increased  6% (GBP33m)  to GBP622m  (2006:
GBP589m) due to a 9% increase in profit before tax partially offset by a 3% increase in the economic capital charge. Barclays Commercial Bank economic profit decreased 12% (GBP88m) to GBP650m (2006: GBP738m), due to an 18% increase in the economic capital charge arising from the impact of lending growth and implementation of updated credit and operational risk models.

Barclaycard economic profit increased 34% (GBP46m) to GBP183m (2006: GBP137m), due to an 18% increase in profit before tax, partially offset by a 4% increase in the economic capital charge.

International Retail and Commercial Banking - excluding Absa economic profit decreased 94% (GBP289m) to GBP20m (2006: GBP309m), due to a 53% decrease in profit before tax due to the sale of FirstCaribbean International Bank in 2006 and an increase in the economic capital charge of 33%. The increase in economic capital charge reflected the impact of lending growth.

International Retail and Commercial Banking - Absa economic profit decreased 29% (GBP54m) reflecting a 32% increase in the economic capital charge and broadly stable profit before tax in Sterling.

Barclays Capital economic profit decreased to GBP1,172m (2006: GBP1,181m), due to higher economic capital charges and minority interests.

Barclays Global Investors economic profit increased 14% (GBP54m) to GBP430m (2006: GBP376m) due to a 3% increase in profit before tax, a lower effective tax rate and lower minority interests.

Barclays  Wealth  economic  profit  increased  79%  (GBP103m) to GBP233m  (2006:
GBP130m), due to a 25% increase in profit before tax and a reduced tax charge, partially offset by an increase in the economic capital charge of 32%, reflecting exposure growth in the lending portfolio.

Performance relative to the 2004 to 2007 goal period

Barclays uses goals to drive performance. At the end of 2003, Barclays established a set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal was to achieve top quartile Total Shareholder Return
(TSR) relative to a peer group(1) of financial services companies. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

Barclays delivered Total Shareholder Return (TSR) of 20.4% for the goal period and was positioned 8th within its peer group (third quartile) for the goal period commencing 1st January 2004.

At the time of setting the TSR goal, we estimated that achieving top quartile TSR would require the achievement of compound annual growth in economic profit in the range of 10% to 13% per annum (GBP6.5bn to GBP7.0bn of cumulative economic profit) over the 2004 to 2007 goal period.

Economic profit for 2007 was GBP2.3bn, which, added to the GBP6.0bn generated in 2004, 2005 and 2006, delivered a cumulative total of GBP8.3bn for the goal period. Therefore Barclays has delivered 128% of the minimum range and 119% of the upper range of the cumulative economic profit goal in the goal period.

2008 to 2011 goal period

Barclays has established a new set of four year performance goals for the period from 2008 to 2011 inclusive. The primary goal is to achieve compound annual growth in economic profit in the range of 5% to 10% (GBP9.3bn to GBP10.6bn of cumulative economic profit) over the 2008 to 2011 goal period.

We believe that if we achieve the upper end of the economic profit range, we will also achieve our goal of top quartile TSR relative to our peer group of financial services companies.

(1) Peer group for 2007 and 2006: Banco Santander, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. In 2007 Banco Santander replaced ABN Amro in the peer group.

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures not already reported as Credit Risk Loans for both wholesale and retail sectors. Risk Tendency models provide statistical estimates of average expected loss levels for a rolling 12-month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment charges as required under accounting standards, which derive almost entirely from Credit Risk Loans where there is objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the scale and quality of the credit portfolios.


                                                     2007       2006
                                                     GBPm       GBPm
UK Banking                                            775        790
                                                  --------   --------
UK Retail Banking                                     470        500
Barclays Commercial Bank                              305        290
                                                  --------   --------
Barclaycard                                           945      1,135
International Retail and Commercial Banking           475        220
                                                  --------   --------
International Retail and Commercial Banking-ex
Absa                                                  220         75
International Retail and Commercial Banking-Absa      255        145
                                                  --------   --------
Barclays Capital                                      140         95
Barclays Wealth                                        10         10
Transition Businesses(1)                               10         10
                                                  --------   --------
                                                    2,355      2,260
                                                  --------   --------

Risk  Tendency   increased  4%  (GBP95m)  to  GBP2,355m   (31st  December  2006:
GBP2,260m), significantly less than the 23% growth in the Group's loans and advances balances. This relatively small rise in Risk Tendency reflected, in particular, the improving profile of the UK unsecured loan book. Other factors influencing Risk Tendency included: methodology changes in Barclaycard; UK Retail Banking and International Retail and Commercial Banking - Absa; the sale of part of the Monument portfolio; and a maturing credit risk profile in the international card portfolios.

UK Retail Banking Risk Tendency decreased GBP30m to GBP470m (31st December 2006:
GBP500m). This reflected an improvement in the credit risk profile in the UK unsecured consumer lending portfolios, partially offset by the impact of methodology changes and asset growth.

Risk Tendency in Barclays Commercial Bank increased GBP15m to GBP305m (31st December 2006: GBP290m). This reflected some growth in loan balances offset by improvements in the credit risk profile.

Barclaycard  Risk Tendency  decreased  GBP190m to GBP945m (31st  December  2006:
GBP1,135m). This reflected improvement in the credit risk profile of UK cards, the sale of part of the Monument portfolio and methodology changes in UK cards, partially offset by asset growth in the international portfolios.

Risk Tendency at International Retail and Commercial Banking - excluding Absa increased GBP145m to GBP220m (31st December 2006: GBP75m), reflecting an increase to the risk profile and balance sheet growth in Emerging Markets and Western Europe.

(1) Included within Head office functions and other operations

In International Retail and Commercial Banking - Absa, the increase of GBP110m in Risk Tendency to GBP255m (31st December 2006: GBP145m) included a change to the methodology following the introduction of Basel compliant, Probability of Default, Exposure at Default and Loss Given Default models. Excluding this change, Risk Tendency increased GBP90m, reflecting a weakening of retail credit conditions in South Africa after a series of interest rate rises in 2006 and 2007 and balance sheet growth.

Risk Tendency in Barclays Capital increased GBP45m to GBP140m (31st December 2006: GBP95m) primarily due to drawn leveraged loan positions. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

                             ADDITIONAL INFORMATION

Group reporting changes in 2007

Barclays announced on 19th June 2007 the impact of certain changes in Group Structure and reporting on the 2006 results. There was no impact on the Group income statement or balance sheet.

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, has been transferred and is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking - excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking - excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, has become a fully integrated part of and is managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth - closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The structure and reporting remains unchanged for Barclays Commercial Bank, International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2006 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2006. Prior period presentation has, where appropriate, been restated to conform with current year classification.

Future accounting developments

Consideration will be given during 2008 to the implications, if any, of the following new and revised standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as follows:

- IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1 July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1 July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition-related costs - such as fees paid to advisers -must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a parent's ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2007, gains of GBP23m and losses of GBP6m were recognised in income relating to such transactions.

     -IFRIC 13 - Customer Loyalty Programs addresses accounting by entities that grant loyalty award credits (such as 'points' or travel miles) to customers who buy other goods or services. It requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. The Group is considering the implications of this interpretation and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors in 2009.

     -IFRS 8 - Operating Segments was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1 January 2009. The standard replaces IAS 14 - Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the consolidated financial statements. The Group is considering the enhancements that permitted early adoption in 2008 may make to the transparency of the segmental disclosures.

     -IAS - 1 Presentation of Financial Statements is a revised standard applicable to annual periods beginning on 1 January 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

     -IAS 23 - Borrowing Costs is a revised standard applicable to annual periods beginning on 1 January 2009. The revision does not impact Barclays. The revision removes the option not to capitalise borrowing costs on qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale.

     - An amendment to IFRS 2 Share-based Payment was issued in January 2008 that clarifies that vesting conditions are service conditions and performance conditions only. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment, which results in the acceleration of charge. The Group is considering the implications of the amendment, particularly to the Sharesave scheme, and any resulting change in accounting policy would be accounted for in accordance with IAS 8 Accounting policies, changes in accounting estimates and errors in 2009.

     - Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements were issued in February 2008 that require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendments, which are applicable to annual periods beginning on 1 January 2009, do not impact Barclays.

The following IFRIC interpretations issued during 2006 and 2007 which first apply to accounting periods beginning on or after 1st January 2008 are not expected to result in any changes to the Group's accounting policies:

   -IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

   -IFRIC 12 - Service Concession Arrangements

   -IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding
    Requirements and their Interaction

Share capital

The Group manages its debt and equity capital actively. The Group's authority to buy back ordinary shares (up to 980.8 million ordinary shares) was renewed at the 2007 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2008 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

During 2007 Barclays repurchased in the market 299,547,510 of its ordinary shares of 25p each at a total cost of GBP1,793,216,231 in order to minimise the dilutive effect on its existing shareholders of the issuance of a total of 336,805,556 Barclays ordinary shares to Temasek Holdings and China Development Bank.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Acquisitions

On  8th  February  2007  Barclays   completed  the  acquisition  of  Indexchange
Investment AG. Indexchange is based in Munich and offers exchange traded fund products.

On 28th February 2007 Barclays completed the acquisition of Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

On 30th March 2007 Barclays completed the acquisition of EquiFirst. EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007 Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

Disposals

On 4th April 2007 Barclays completed the sale of part of Monument, a credit card business.

On 24th September 2007 Barclays completed the sale of a 50% shareholding in Intelenet Global Services Pvt Ltd.

Recent developments

On 16th April 2007 Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation. The sale completed on 31st January 2008.

On 5th October 2007, Barclays announced that as at 4th October 2007 not all of the conditions relating to its offer for ABN AMRO Holding N.V. were fulfilled and as a result Barclays was withdrawing its offer with immediate effect. Barclays also announced that it was restarting the Barclays PLC share buyback programme to minimise the dilutive effect of the issuance of shares to China Development Bank and Temasek Holdings (Private) Limited on existing Barclays PLC shareholders. This programme was subsequently extended to 31st January 2008.

On 7th February 2008, Barclays announced the purchase of Discover's UK credit card business for a consideration of approximately GBP35m. The consideration is subject to an adjustment mechanism based on the net asset value of the business at completion. Completion is subject to various conditions, including competition clearance, and is expected to occur during the first half of 2008.

Registered office
1 Churchill Place,
London,
E14 5HP,
England,
United Kingdom.
Tel: +44 (0) 20 7116 1000.

Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England, United Kingdom. Tel: 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary) or +44 1214 157 004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2007, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the form 20-F will also be available from the Barclays Investor Relations website (details below) and from the SEC's website (www.sec.gov).

Results timetable

Ex dividend Date                               Wednesday, 5th March 2008

Dividend Record Date                           Friday, 7th March 2008

2008 Annual General Meeting Date               Thursday, 24th April 2008

Dividend Payment Date                          Friday, 25th April 2008

2008 First-half Interim Management Statement*  Thursday, 15th May 2008

2008 Half-yearly Financial Report*             Thursday, 7th August 2008

*Note that these announcement dates are provisional and subject to change.


Economic data

                                                       2007           2006
Period end - US$/GBP                                   2.00           1.96
Average - US$/GBP                                      2.00           1.84
Period end - EUR/GBP                                   1.36           1.49
Average - EUR/GBP                                      1.46           1.47
Period end - ZAR/GBP                                  13.64          13.71
Average - ZAR/GBP                                     14.11          12.47


For further information please contact:

Investor Relations                     Media Relations
Mark Merson/John McIvor                Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2929              +44 (0) 20 7116 6132/6586


More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com


                                   APPENDIX 1

                                      ABSA

                                                     2007       2006
                                                       Rm         Rm
                                                ---------- ----------
Interest and similar income                        55,123     37,569
Interest expense and similar charges              (36,233)   (22,682)
                                                ---------- ----------
Net interest income                                18,890     14,887
Impairment losses on loans and advances            (2,433)    (1,573)
                                                ---------- ----------
Fee and commission income                          12,873     11,247
Fee and commission expense                         (1,273)    (1,094)
                                                ---------- ----------
Net fee and commission income                      11,600     10,153
                                                ---------- ----------
Insurance premium revenue                           3,531      3,269
Premiums ceded to reinsurers                         (339)      (275)
                                                ---------- ----------
Net insurance premium income                        3,192      2,994
                                                ---------- ----------
Gross claims and benefits incurred under
insurance contracts                                 1,847      1,376
Reinsurance recoveries                               (244)       (57)
                                                ---------- ----------
Net claims and benefits paid                       (1,603)    (1,319)
Changes in insurance and investment liabilities      (489)      (748)
Gains and losses from banking and trading
activities                                          1,622      1,376
Gains and losses from investment activities         1,561      1,891
Other operating income                                845        672
                                                ---------- ----------
Net operating income                               33,185     28,333
Operating expenses                                (18,442)   (16,089)
Non-credit related impairments                        (58)       (75)
Indirect taxation                                    (709)      (865)
Share of profit of associated and joint venture
companies                                              91        113
                                                ---------- ----------
Operating profit before income tax                 14,067     11,417
                                                ---------- ----------


This appendix summarises the Rand results of Absa Group Limited for the year to 31st December 2007 as reported to JSE Limited.

Absa Group Limited results

Absa Group Limited's operating profit before income tax increased 23% (R2,650m) to R14,067m (2006 R11,417m) reflecting very good performances from Retail Banking, Absa Capital and Absa Corporate and Business Bank. Absa Group Limited delivered a return on equity of 27.2% (2006: 27.4%). Key factors impacting the results included: very strong asset and income growth; the diversification of earnings in favour of investment banking and commercial banking; an increased retail credit impairment charge, and the achievement of the Absa - Barclays synergy target 18 months ahead of schedule.

Net operating income grew 17% (R4,852m) to R33,185m (2006: R28,333m).

Net interest income grew 27% (R4,003m) to R18,890m (2006: R14,887m) driven by growth in loans and advances and deposits at improved margins. Loans and advances to customers increased 22% from 31st December 2006 driven by growth of 23% in mortgages and 23% in credit cards.

Non-interest income grew 11% (R1,709m) to R16,728m (2006: R15,019m) driven by increased transaction volumes in retail banking and Absa Corporate and Business Bank, as well as advisory fees from Absa Capital.

Impairment charges on loans and advances increased 55% (R860m) to R2,433m (2006:
R1,573m) from the cyclically low levels of recent years. Arrears in retail portfolios increased driven by interest rate increases in 2006 and 2007. Impairment charges as a percentage of loans and advances was 0.58%, ahead of the 0.45% charge in 2006 but within long-term industry averages.

Operating expenses increased 15% (R2,353m) to R18,442m, (2006: R16,089m) resulting from increased investment in new distribution outlets and staff in order to support continued growth in volumes and customers. The cost:income ratio improved two percentage points from 54% to 52%.

Excellent progress was made with the realisation of synergy benefits of R1,428m to date, thus achieving the synergy target of R1.4bn, 18 months ahead of schedule.


                                   APPENDIX 2

Profit before business disposals

                                               2007      2006
                                               GBPm      GBPm
Profit before tax                             7,076     7,136

Excluding profit on disposal of
subsidiaries,
associates and joint ventures(1)                (28)     (323)
                                            --------  --------
Profit before business disposals              7,048     6,813
                                            --------  --------
Tax on profit before business disposals      (1,981)   (1,941)
                                            --------  --------
Profit after tax before business disposals    5,067     4,872
                                            --------  --------
Profit attributable to minority interests       678       624
Profit before business disposals
attributable to equity holders of the
parent                                         4,389     4,248
                                            --------  --------
Profit after tax before business disposals    5,067     4,872
                                            --------  --------
                                               GBPm      GBPm
Economic profit                               2,290     2,704
Economic profit before business disposals     2,262     2,381

                                                  p         p
Earnings per share                             68.9      71.9
Earnings per share before business
disposals                                      68.5      66.8
Diluted earnings per share                     66.7      69.8
Diluted earnings per share before business
disposals                                      66.3      64.8

Post-tax return on average shareholder
equity                                         20.3%     24.7%
Post-tax return on average shareholder
equity before business disposals               20.2%     23.0%


(1) Profit on disposals of subsidiaries, associates and joint ventures was GBP14m (2006: GBP76m) in Barclays Commercial Bank, GBP8m (2006: GBP247m) in International Retail and Commercial Banking - excluding Absa and GBP6m (2006:
GBPnil) in other business segments.